 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Purchase Agreement

On December 22, 2023, Euronav NV (“Euronav”) entered into a share purchase agreement (the “Share Purchase Agreement”) with CMB NV (“CMB”).  Pursuant to the Share Purchase Agreement, Euronav will acquire 200,000,000 shares in CMB.TECH NV, a public limited liability company organized and existing under Belgian law (“CMB.TECH”), for a total purchase price of USD 1.150 billion in cash (the “CMB.TECH Acquisition”). The aforementioned shares in CMB.TECH (the “Shares”) represent 100% of the shares issued by CMB.TECH.

The CMB.TECH Acquisition has been approved by the Euronav Supervisory Board on the advice of a committee of independent directors, which appointed Degroof Petercam Corporate Finance as independent financial expert to provide a fairness opinion on the valuation of the CMB.TECH Acquisition.

The CMB.TECH Acquisition is subject to the satisfaction or waiver of certain closing conditions, including, among other things, approval by a special general meeting of Euronav's shareholders in accordance with Article 7:152 of the Belgian Code of Companies and Associations and customary waivers of change of control provisions in view of the rollover of certain contracts.

The foregoing description of the Share Purchase Agreement is not complete and is qualified in its entirety by the full text of the Share Purchase Agreement, which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference.

Press Release

Attached hereto as Exhibit 99.2 is a copy of the press release of Euronav dated December 22, 2023, announcing that Euronav and CMB have entered in the Share Purchase Agreement in connection with the CMB.TECH Acquisition.

The information contained in Exhibit 99.2, except for the commentary of Alexander Saverys, of this Report on Form 6-K is hereby incorporated by reference into Euronav’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission and declared effective June 20, 2023.

Forward-Looking Statements

Matters discussed in this Report on Form 6-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Euronav desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this Report on Form 6-K are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the CMB.TECH Acquisition may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer, the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including customers, the risk that stockholder litigation in connection with the CMB.TECH Acquisition may result in significant costs of defense, indemnification and liability, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibits

Exhibit Number	Exhibit Description

99.1	Share Purchase Agreement, dated December 22, 2023, by and between Euronav NV and CMB NV*

99.2	Press Release of Euronav NV, dated December 22, 2023

*Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted and pursuant to Item 601(a)(6) of Regulation S-K certain portions of the exhibit have been redacted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment or unredacted copy of the exhibit, as applicable, to the U.S. Securities and Exchange Commission upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: December 22, 2023

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

Exhibit 99.1

22 December 2023
SHARE PURCHASE AGREEMENT relating to the sale and purchase of 100% of the shares in CMB.TECH NV between CMB NV as Seller and Euronav NV as Purchaser

SHARE PURCHASE AGREEMENT
BETWEEN:	(1)
CMB NV, a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0404.535.431 (“CMB” or the “Seller”);

AND:	(2)
Euronav NV, a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium, and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0860.402.767 (“Euronav” or the “Purchaser”).

The Seller and the Purchaser are collectively referred to as the “Parties” and each individually as a “Party”.
WHEREAS:
(A)
On the date of this Agreement, the Seller owns 200,000,000 shares in CMB.TECH NV, a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0766.552.396 (the “Company” or “CMB.TECH”). The aforementioned shares in the Company (the “Shares”) represent 100% of the shares issued by the Company.

(B)
The Company owns, directly or indirectly, the shares in the companies listed in Schedule (B) in the proportions set out therein (each a “Subsidiary” and together with the Company, the “Group (Companies)”).

(C)
The Group is focused on cleantech and builds, owns, operates and designs large marine and industrial applications that run on dual-fuel or monofuel (diesel-)hydrogen and (diesel-)ammonia engines. An overview of the Group’s fleet (on the water, under construction and under option) is included in Schedule (C) (the “CMB.TECH Fleet”).

(D)	On 1 December 2023, the Parties entered into a confidentiality agreement (the “NDA”).
(E)
Between 5 December 2023 and 21 December 2023, 23:59h CET, the Purchaser and its professional advisers were granted access to an electronic data room hosted by Ansarada (the “Data Room”), for the purposes of a due diligence investigation of the Group, its businesses, operations, assets and liabilities, financial condition and legal and tax position, and they were given the opportunity to submit any questions they had during such due diligence to the management of the Group.

(F)
The Seller now wishes to sell the Shares to the Purchaser, and the Purchaser wishes to purchase the Shares from the Seller (the “Transaction”), upon the terms and subject to the conditions set forth in this agreement (the “Agreement”).

(G)
This Agreement is the outcome of thorough negotiations between the Parties, which are professional parties assisted by professional advisers, and reflects all elements that the Parties deem important pursuant to such negotiations. Each Party hereby acknowledges, to the extent necessary, that (i) it has received all information as defined in Article 5.16 of the Civil Code, (ii) it has negotiated each of the terms of this Agreement with the other Party and (iii) this Agreement is fair and balanced and accurately reflects the negotiations between the Parties.

IT HAS BEEN AGREED AS FOLLOWS:
1	Definitions and interpretation
Schedule 1 sets out the definition of capitalized terms used in this Agreement, as well as certain principles of interpretation to be applied to this Agreement.
2	Sale and purchase of the Shares
2.1	The Shares
2.1.1
In accordance with the terms and subject to the conditions set out in this Agreement and in particular subject to the satisfaction of the Conditions Precedent, the Seller hereby sells the Shares to the Purchaser, and the Purchaser hereby purchases the Shares from the Seller.

2.1.2	Subject to the Conditions Precedent, the ownership of the Shares shall be transferred to the Purchaser on the Closing Date against payment of the Purchase Price in accordance with Clause 3.2.
2.1.3	On the Closing Date, the Shares are transferred and acquired in full ownership, free and clear of all Encumbrances.
2.1.4
The sale and purchase contemplated under this Agreement is indivisible and shall be valid and enforceable only to the extent it relates to all of the Shares. No partial enforcement of this Agreement shall be allowed.

2.2	Rights attaching to the Shares
The Shares shall be sold together with all rights attaching thereto, including (without limitation) the right to the full amount of all dividends or other distributions that may be allocated to the Shares and that are declared or paid after the Closing Date.
3	Purchase Price
3.1	Amount of the Purchase price
3.1.1	The aggregate amount of the purchase price for the Shares is equal to an amount of USD 1,150,000,000 (the “Purchase Price”).
3.1.2	The Purchase Price has been calculated on the basis of the Net Debt Update agreed between the Parties and attached as Schedule 3.1.2.
3.2	Payment of the Purchase Price
On the Closing Date and subject to the satisfaction of the Conditions Precedent, the Purchaser shall pay the Purchase Price to the Seller in cash.
3.3	Repayment of Additional Funding
On the Closing Date and subject to the satisfaction of the Conditions Precedent, the Purchaser shall repay the Outstanding Amount under any Additional Funding, if any, to the Seller in cash on behalf of the Group Companies.

4	Leakage
4.1	Undertaking
The Seller warrants that there has not been any Leakage between the Reference Date and the date of this Agreement and there will not be any Leakage between the date of this Agreement and the Closing Date, provided that the Seller shall have no liability to the Purchaser under this Clause 4 if Closing does not occur.
4.2	Adjustment for Leakage
4.2.1
Subject to Closing having taken place, in the event of any Leakage between the Reference Date (excluded) and the Closing Date (included), the Seller shall be liable to pay on demand by the Purchaser to it by way of adjustment to the Purchase Price an amount in cash equal to such Leakage (on a dollar-for-dollar basis).

4.2.2
The Seller shall have no obligation to indemnify the Purchaser under this Clause 4 unless notice of the Leakage is given by the Purchaser to the Seller in writing within 12 months following the Closing Date. The Seller shall send such notice as soon as possible after discovery of any Leakage and the notice shall set out, insofar available, reasonable details of the legal and factual basis of the claim, together with a first estimate of the Leakage which is the subject of the claim.

4.2.3
A claim under this Clause 4 shall be the sole remedy available to the Purchaser in connection with a breach of Clause 4. Clause 11 (other than Clause 11.4.2) shall not apply to a claim under this Clause 4.

5	Conditions Precedent
5.1	Principle
The obligation of the Seller to sell the Shares and the obligation of the Purchaser to pay the Purchase Price are subject to the following conditions precedent (the “Conditions Precedent”) being satisfied (or waived in accordance with Clause 5.3) on or before 30 June 2024 or such other date as the Parties may agree in writing (the “Long Stop Date”):
5.1.1	the approval of the Transaction by Euronav’s shareholders’ meeting pursuant to Article 7:152 CCA (the “SGM” and the “Shareholder Approval Condition”); and
5.1.2
the relevant parties to all Material Agreements containing a change of control provision that is triggered by the Transaction, having confirmed in writing their waiver to their respective rights under such change of control provisions, or any agreed upon alternative solution, in each case on terms satisfactory to each of the Parties acting reasonably (the “Rollover Condition”).

5.2	Covenants
5.2.1	With respect to the Shareholder Approval Condition:
(i)	Euronav shall convene the SGM as soon as reasonably possible after the date of this Agreement to take place at the latest 60 calendar days after the date of this Agreement;
(ii)	CMB shall (and shall cause its affiliates) to attend and vote with all Euronav shares held by it in favor of any resolution by the SGM to approve the Transaction pursuant to Article 7:152 CCA; and
(iii)	Euronav shall, immediately following the SGM, notify the results of the SGM to the FSMA and to CMB, and issue a press release announcing the results of the SGM, in accordance with Article 7:152 CCA.

5.2.2	With respect to the Rollover Condition:
(i)
each of the Parties shall, and the Seller shall procure that each Group Company shall, co-operate in good faith and use its best efforts to ensure that the Rollover Condition is satisfied as soon as reasonably possible; and

(ii)	each of the Parties shall in good faith consider any terms and conditions proposed by the counterparties to the Material Agreements in view of completion of the Transaction.
5.2.3
Except as otherwise provided in this Clause 5.2, each Party shall notify the other Party as soon as reasonably possible after becoming aware that a Condition Precedent has been satisfied or that the satisfaction of a Condition Precedent has become impossible.

5.3	Fulfillment and waiver
5.3.1	The Conditions Precedent may only be waived by written agreement between the Parties.
5.3.2
Each of CMB and Euronav may terminate this Agreement in accordance with Clause 15 if any of these Conditions Precedent is not fulfilled or waived by the Long Stop Date. Such termination right is without prejudice to any other rights or remedies which a Party may have under applicable Law against the other Party in relation to the non-satisfaction of such Condition Precedent.

5.4	No retroactive effect
In accordance with Article 5.147 of the Civil Code, the fulfilment of the Conditions Precedent shall not have retroactive effect.
6	Pre-Closing Covenants
6.1	Cooperation
Between the date of this Agreement and the Closing, the Parties shall, and the Seller shall procure that the Group Companies shall, fully cooperate with the Purchaser to prepare and facilitate the implementation of the Transaction.
6.2	Conduct of business
6.2.1	Between the date of this Agreement and the Closing Date, the Seller shall procure that, except:
(a)	with the prior consent of the Purchaser (which consent may not be unreasonably withheld, conditioned or delayed);
(b)	to the extent required by applicable Law;
(c)	to execute any of the actions or matters permitted or required in this Agreement; or
(d)	to execute any undertakings or commitments contemplated by the business plan of the Group.

each Group Company shall (i) carry on its activities in the ordinary course of business, and (ii) maintain and operate each Vessel (as well as each vessel under construction that would be delivered between the date of this Agreement and the Closing) in the ordinary course of business, in accordance with applicable Laws, including the applicable rules and regulations of the vessel’s classification society and flag state, and, none of the Group Companies shall:
(i)
declare, make or pay any dividend (including, for the avoidance of doubt, interim and intermediate dividends) or any other distribution or payment of capital, profits or reserves of any Group Company, whether in cash or in kind (including shares);

(ii)
incur capital expenditure or dispose (in any manner whatsoever) any asset, for an aggregate amount exceeding USD 50 million or on other than arm’s length terms, other than as fairly disclosed in the Data Room;

(iii)	grant any option, guarantee, pledge or other security interest or right of pre-emption in respect of any part of its assets, except in the ordinary course of business;
(iv)
(x) enter into any Material Agreement (other than the acceptance of any newbuilding options for the benefit of the Group Companies which do not create actual liabilities for the Group Companies and any Financing Contracts to be entered into by the Group relating to the refinancing of a Newbuilding Contract fairly disclosed in the Data Room), (y) modify the terms of any Material Agreement in such a way as to cause a material adverse effect on the relevant contract or the underlying asset, other than in view of the satisfaction of the Rollover Condition, or (z) terminate any Material Agreement for any reason other than a default of the relevant counterparty;

(v)
borrow any money (other than from another Group Company), except for (i) borrowings from its bankers under existing credit lines (including the Financing Contracts), (ii) normal trade credit in the ordinary course of business, and (iii) Additional Funding in accordance with Clause 6.3;

(vi)	resolve to wind-up (unless fairly disclosed in the Data Room), merge or de-merge;
(vii)	approve the contribution or sale of its business as a whole (“universaliteit”) or business division (“bedrijfstak”);
(viii)	acquire an interest in any company, partnership or joint venture, or enter into, amend in any material respect, or terminate, any participation in any company, partnership or joint venture;
(ix)	create, issue, purchase or redeem any (rights to acquire or divest) securities;
(x)	amend its articles of association or any other constitutional document except for changes resulting from applicable Laws;
(xi)
make any change in the terms and conditions of employment of its key employees, except changes resulting from amendments to applicable collective bargaining agreements or applicable Laws or changes in the ordinary course of business, or terminate (except for cause) the employment relationship with any key employees;

(xii)	settle any existing litigation for an amount in excess of USD 10 million, or initiate any new litigation other than in the ordinary course of business;

(xiii)
change in any material respect its accounting procedures, principles or practices, other than alignment with the accounting procedures, principles or practices of the Purchaser in view of the implementation of the Transaction upon written request of the Purchaser;

(xiv)	make any Tax elections or settlements or take any other actions which could reasonably be expected to comprise Tax liabilities, in each case for an amount in excess of USD 10 million; or
(xv)	authorize or enter into any agreement or commitment, conditionally or otherwise, with respect to any of the actions set out under (i) up to and including (xiv) above.
6.2.2
Between the date of this Agreement and the Closing Date, none of the Parties shall take any action, or omit to take any action, that would reasonably be expected to prevent or materially delay the consummation of the Transaction.

6.3	Additional Funding
6.3.1
Between the date of this Agreement and the Closing Date, the Seller may, to the extent necessary in view of contractual commitments or obligations of the Group, investments or capital expenditure contemplated by the business plan of the Group or otherwise agreed upon between the Parties, provide additional funding to the Group Companies by means of shareholder loans at an interest not exceeding SOFR + 2% per year (the “Additional Funding”). Prior consent of the Purchaser (which consent may not be unreasonably withheld, conditioned or delayed) is required for any Additional Funding in excess of an aggregate amount of USD 65 million.

6.3.2	The Seller shall promptly inform the Purchaser of the amount and the reason for any Additional Funding provided to the Group Companies in accordance with Clause 6.3.1.
6.4	Release of CMB Guarantees
6.4.1
Each of the Parties shall, and the Seller shall procure that each Group Company shall, co-operate in good faith and use its commercially best efforts to ensure that on or before Closing, any guarantees, share pledges or other securities by CMB in respect of any liability of any Group Companies which are (i) existing as at the date of this Agreement, (ii) included in a Material Agreement, and (iii) which have been fairly disclosed in the Data Room (the “CMB Guarantees”) shall be fully released by the beneficiaries of the CMB Guarantees.

6.4.2
Without prejudice to the generality of the foregoing, Euronav shall, upon request of the relevant counterparty, issue any substitute parent guarantee and grant any substitute pledge or other security, to replace, on substantially equivalent terms and with effect as from Closing, any CMB Guarantee.

6.4.3
To the extent any CMB Guarantee has not been released prior to the Closing Date, the Parties’ obligations under Clauses 6.4.1 and 6.4.2 shall continue to apply mutatis mutandis after Closing. Pending such release and in the absence of an alternative solution on terms satisfactory to each of the Parties, Euronav shall indemnify the Seller for all amounts paid by it pursuant to any CMB Guarantees.

6.5	Transfer of Refund Guarantees
6.5.1
The Seller shall, and shall procure that each Group Company shall, co-operate in good faith and use its best efforts to ensure that on or before Closing, the benefit enjoyed by CMB of any refund guarantees in respect of any Newbuilding Contract or Option Agreement (the “Refund Guarantees") shall be transferred to the Group Company that entered into the relevant Newbuilding Contract or Option Agreement.

6.5.2
To the extent the benefit of any Refund Guarantee has not been transferred prior to the Closing Date, the Seller’s obligations under Clause 6.5.1 shall continue to apply mutatis mutandis after Closing, provided that as from Closing the Purchaser will cause the Group Companies to cooperate in good faith and use their best efforts to ensure the transfer of the Refund Guarantees. Pending such transfer and in the absence of an alternative solution on terms satisfactory to each of the Parties, the Seller shall, upon receipt of any amount paid to it pursuant to any Refund Guarantee, pay to Euronav an amount equal to the amount paid to the Seller pursuant to the Refund Guarantee.

6.6	Termination of certain agreements
With effect on or before the Closing Date, the Seller shall cause:
6.6.1
the Company to be removed as a borrower from the credit facility agreement granted by BNP Paribas Fortis NV to the Seller and the Company jointly, originally dated 9 August 2019, as amended and restated from time to time and most recently on 23 February 2023; and

6.6.2
each Group Company to be removed as a (secondary) party from the BNP Paribas Cash Concentration Multi Entities Agreement dated 14 November 2023 between the Seller and BNP Paribas Fortis SA/NV to which certain Group Companies have acceded as a secondary party.

6.6.3
each of the auxiliary services agreements in relation to general management, accounting, tax, legal and/or administration services between CMB, as service provider, and a Group Company, as customer, to be terminated and all amounts thereunder to be settled.

7	Closing
7.1	Closing
Closing shall take place at the latest on the fifth Business Day after the date on which each of the Conditions Precedent are satisfied or waived in accordance with this Agreement, at the offices of the Purchaser, or at such other date or place as may be agreed between the Parties. The date at which the Closing shall take place shall be referred to as the "Closing Date".
7.2	Closing Actions
7.2.1	On the Closing Date, the Parties shall perform the following actions (the “Closing Actions”):
(i)
the Seller shall confirm the outstanding amount, including any interest accrued, under the Additional Funding, if any, that must be repaid on the Closing Date in order to fully repay and terminate the shareholder loan in respect of the Additional Funding (the “Outstanding Amount”);

(ii)
if the W&I Insurance has been entered into by the Closing Date, (a) the Seller shall deliver to the Purchaser a copy of the Bring-Down Certificate, and (b) the Purchaser shall deliver to the Seller evidence of the fact that the W&I Insurance includes an express waiver from the W&I Insurer of any rights of subrogation as set forth in Clause 13.2.4;

(iii)
the Purchaser shall pay the Purchase Price to the Seller by transferring the amount set out in Clause 3.1 to the Seller by means of a wire transfer of immediately available funds to the bank account of such Seller as notified by it to the Purchaser;

(iv)
the Purchaser shall pay the Outstanding Amount, if any, to the Seller by transferring the amount notified to it pursuant to Clause 7.2.1(i) to the Seller by means of a wire transfer of immediately available funds to the bank account of the Seller as notified by it to the Purchaser;

(v)	following receipt of the Purchase Price, the Seller shall deliver to the Purchaser a written statement confirming receipt of the Purchase Price;
(vi)
following receipt of the Outstanding Amount under the Additional Funding, if any, the Seller shall deliver to the Purchaser a written statement confirming receipt thereof and confirming the repayment and termination of the underlying shareholder loan;

(vii)
the Seller shall deliver evidence to the Purchaser that the pledge on the Shares pursuant to a share pledge agreement dated 20 November 2023 between the Seller as security provider and KBC Bank NV as security agent has been fully and irrevocable released;

(viii)	the Purchaser and the Seller shall record and sign the transfer of the Shares by the Seller to the Purchaser in the share register of the Company;
(ix)
the Seller shall deliver to the Purchaser a duly signed letter pursuant to which the Seller grants Euronav a priority right for certain commercial opportunities, substantially on the terms as included in Schedule 7.2.1(ix), and Euronav shall countersign such letter for acceptance;

(x)
to the extent necessary, the Parties shall sign an assignment agreement pursuant to which the Seller shall assign, to CMB.TECH, the “CMB.TECH” sign as well as any related trademarks, trade names, domain names, copyrights and similar Intellectual Property Rights, substantially on the terms as included in Schedule 7.2.1(x);

(xi)
the Parties shall sign, and the Seller shall cause any other relevant entity of the CMB Group (with the exclusion of Euronav and its affiliates) to sign a license agreement in relation to the licensing of the “Bocimar”, “Bochem” and “Delphis” (word and/or device) signs, substantially on the terms as included in Schedule 7.2.1(xi);

(xii)
to the extent any Windcat Domain Names are registered in name of an entity of the CMB Group other than a Group Company, the Seller shall deliver evidence of the transfer of such domain name to a Group Company; and

(xiii)	the Seller shall deliver to the Purchaser evidence of the satisfaction of its pre-Closing Covenants set forth in Clause 6.6.
7.2.2	The effectiveness of each of the Closing Actions is conditional upon the fulfilment of all of the other Closing Actions.
7.2.3	The Purchaser may at any time waive any of the Closing Actions required to be done by the Seller, and the Seller may at any time waive any of the Closing Actions required to be done by the Purchaser.

7.2.4
If a Party fails to fulfil any of its Closing Actions, then the Purchaser (if the Seller fails to fulfil any of its Closing Actions) or the Seller (if the Purchaser fails to fulfil any of its Closing Actions) may:

(i)	proceed to Closing to the extent reasonably possible and permitted by Law, which shall include for the avoidance of doubt the right to claim specific performance;
(ii)	defer Closing, in which event the provisions of this Clause 7 shall apply to Closing so deferred, provided that Closing cannot be deferred past the Long Stop Date; or
(iii)
terminate this Agreement in accordance with Clause 15, in which case all Closing Actions already fulfilled shall be deemed null and void. Such termination right is without prejudice to any other rights or remedies which the non-defaulting Party may have under applicable Law against the Party in breach of its Closing Actions.

7.3	Power of attorney
Each of the Parties grants a power of attorney to each director of the Company, acting individually and with power of substitution, to record and sign the transfer of the Shares in the share register of the Company on their behalf.
8	Purchaser’s Warranties
8.1	General principles
8.1.1
The Purchaser warrants to the Seller that each of the warranties set out in Schedule 8 (the “Purchaser’s Warranties”) are true, accurate and not misleading on the date of this Agreement and on the Closing Date (or such other date as the Purchaser’s Warranties expressly refer to).

8.1.2	The Seller acknowledges that:
(i)	it has not entered into this Agreement in reliance upon any representation or information other than the Purchaser’s Warranties and the information contained in this Agreement;
(ii)	the Purchaser’s Warranties do not extend to projections, forecasts, estimates, statements of intent or statements of opinion, in respect of which the Seller gives no warranties.
8.2	Indemnification
The Purchaser agrees and undertakes to indemnify the Seller for any Loss incurred by the Seller arising from any breach of the Purchaser’s Warranties, i.e. any Loss incurred by the Seller which would not have been incurred by it if all facts stated in the Purchaser’s Warranties had been true, accurate and not misleading.

9	Seller’s Warranties
9.1	General principles
9.1.1
The Seller warrants to the Purchaser that each of the warranties set out in Schedule 9 (the “Seller’s Warranties”) are true, accurate and not misleading on the date of this Agreement and on the Closing Date (or such other date as the Seller’s Warranties expressly refer to).

9.1.2	The Purchaser acknowledges that:
(i)	it has not entered into this Agreement in reliance upon any representation or information other than the Seller’s Warranties and the information contained in this Agreement; and
(ii)	the Seller’s Warranties do not extend to projections, forecasts, estimates, statements of intent or statements of opinion, in respect of which the Seller gives no warranties.
9.2	Disclosures
All Seller’s Warranties shall be limited by matters that:
9.2.1	are fairly disclosed in (i) this Agreement or (ii) the documents provided in the Data Room; or
9.2.2
have been made publicly available or accessible prior to the date of this Agreement through (i) (the Annexes to) the Belgian Official Journal ((Bijlagen bij) het Belgisch Staatsblad), (ii) the Crossroads Bank for Enterprises (Kruispuntbank van Ondernemingen), (iii) the central moveable security interest register (nationaal pandregister) and (iv) the Belgian National Bank (Nationale Bank van België).

10	Indemnification for Breach of Warranties by the Seller
10.1	General principle
10.1.1
The Seller agrees and undertakes to indemnify the Purchaser for any Loss arising from any Breach of Warranties, i.e. any Loss incurred by the Purchaser which would not have been incurred by it if all facts stated in the Seller’s Warranties had been true, accurate and not misleading.

10.1.2
To determine the Loss incurred by the Group as a result of a Breach of Warranties, the position which the Group effectively is in, is compared to the position the Group would have been in, had there not been a Breach of Warranties.

10.1.3	Any Loss incurred by:
(i)	any Group Company (other than a Joint Venture Subsidiary) shall be deemed to be incurred by the Purchaser in the same amount; and
(ii)
any Joint Venture Subsidiary shall be deemed to be incurred by the Purchaser in an amount equal to a pro rata part of such Loss in proportion to the percentage that the shares owned (directly or indirectly) by the Company in such Joint Venture Subsidiary on the Closing Date represents in the totality of such Joint Venture Subsidiary’s shares;

provided, however, that this shall be without prejudice to the Purchaser’s right to claim indemnification for any greater or other Loss incurred by it, it being understood that, in any case, the Seller shall only be liable to indemnify a Loss once (i.e. no double counting).

10.2	Nature of any payment to the Purchaser – Tax treatment
10.2.1	Any amount paid by the Seller to the Purchaser under Clause 10 shall constitute a reduction of the Purchase Price.
10.2.2
If any amount paid under Clause 10 is subject to any Tax, the amount so payable shall be grossed up by such amount as will ensure that the net amount received by the Purchaser after such Tax is equal to the amount which would otherwise have been received by the Purchaser had the payment not been subject to Tax.

10.3	Double Claims
If the same event, matter or circumstances can give rise to a Claim under several Seller’s Warranties, the Purchaser will only be indemnified once. However, the Purchaser has the option, in its absolute discretion, to choose the grounds upon which it is to base its Claim.
11	Limitation of liability
11.1	Time limitations
The Seller shall have no obligation to indemnify the Purchaser in respect of any Claim for Breach of Warranties, unless notice of such Claim is given by the Purchaser to the Seller in accordance with Clause 12.1:
11.1.1	in respect of any Claim for Breach of Fundamental Warranties, within 7 years following the Closing Date;
11.1.2	in respect of any Claim for Breach of Warranties in respect of Tax as set out in section 17 of Schedule 9, within 7 years following the Closing Date; and
11.1.3	in the case of any other Claim for Breach of Warranties, within 24 months following the Closing Date.
11.2	Minimum Claims
The Seller shall have no obligation to indemnify the Purchaser in respect of any Claim for a Breach of Warranties (other than the Fundamental Warranties), if the Loss incurred by the Purchaser arising from such Breach of Warranties does not exceed USD 1,000,000. For the purposes of this Clause 11.2, Claims arising from substantially similar facts shall be aggregated and treated as one Claim.
11.3	Aggregate minimum Claims
11.3.1
The Seller shall have no obligation to indemnify the Purchaser in respect of any Claim for a Breach of Warranties (other than the Fundamental Warranties) unless the aggregate amount of Losses incurred by the Purchaser arising from such Claims exceeds USD 5,000,000.

11.3.2
Once the abovementioned amount has been exceeded: (i) the aggregate amount of all Claims for Breach of Warranties shall be recoverable from the Seller (and not only the excess), and (ii) this Clause 11.3 shall no longer apply to subsequent Claims for a Breach of Warranties (if any).

11.4	Maximum liability
11.4.1	The aggregate liability of the Seller for Breach of Warranties (except in respect of a Breach of Fundamental Warranties) shall not exceed USD 150,000,000.
11.4.2	The aggregate liability of the Seller under this Agreement (including for Breach of Fundamental Warranties) shall not exceed an amount equal to the Purchase Price.
11.5	Claims not subject to limitations
None of the limitations in this Agreement shall apply in case of fraud or intentional misrepresentation by the Seller.
11.6	Contingent liabilities
The Seller shall have no obligation to indemnify the Purchaser in respect of any Claim to the extent that it is based upon a liability which is contingent unless and until such liability becomes an actual liability which is due and payable, provided, however, that this Clause shall not prevent the Purchaser from validly making a Claim within the time limitations specified in Clause 11.1 (if applicable).
11.7	Tax Savings
11.7.1
Any amount of Losses for which the Seller would otherwise have been liable in respect of any Claim shall be reduced by the amount of any Tax savings of any Group Company or the Purchaser arising from the Loss for which the Claim is made.

11.7.2
If the Seller pays an amount in discharge of any Claim, and the amount of Tax savings relating to the Loss on which the Claim was based is subsequently determined, the Purchaser shall pay to the Seller an amount equal to the difference between:

(i)	the amount paid by the Seller to the Purchaser; and
(ii)	the amount that the Purchaser would have received if such Tax savings had been taken into account in determining the amount due by the Seller in accordance with this Clause 11.7.
11.7.3
For the purposes of this Clause 11.7, “Tax savings” means the amount by which any Tax for which the relevant Group Company or the Purchaser would otherwise have been liable is actually reduced as a result of such Loss, excluding for the avoidance of doubt the amount by which the relevant Group Company’s tax losses carried forward increase as a result of the Loss.

11.8	Third party recoveries
11.8.1
Any amount of Losses for which the Seller would otherwise have been liable in respect of any Claim shall be reduced by the net amount of any insurance (including the W&I Insurance, as applicable), indemnification or other recovery which the Group Company or the Purchaser actually received from any insurance company or any other third party in respect of the Loss for which the Claim is made.

11.8.2
If the Seller pays an amount in discharge of any Claim and the Purchaser or a Group Company subsequently recovers from an insurance company (including the W&I Insurer, as applicable) or any other third party a sum relating to the Loss on which the Claim was based, the Purchaser shall pay to the Seller an amount equal to the difference between:

(i)	the amount paid by the Seller to the Purchaser; and
(ii)	the amount that the Purchaser would have received if the net amount of such recovery had been taken into account in determining the amount due by the Seller in accordance with this Clause 11.8.

11.8.3
For the purposes of this Clause 11.8 the “net amount” of such indemnification or other recovery shall be equal to the amount actually received by the Purchaser or a Group Company, less any reasonable and documented costs and expenses incurred by the Purchaser or Group Company in respect of such indemnification or other recovery.

11.9	Provisions
The Seller shall not be liable in respect of a Claim to the extent that the matter or circumstance giving rise to that Claim was taken into account in the Reference Accounts or is otherwise reflected in the Reference Accounts (including by way of a specific provision, allowance or reserve, or by way of a specific note or a statement in any report forming part of the Reference Accounts).
11.10	Other limitations
The Seller shall not be liable in respect of any Claim if and to the extent the fact, matter or circumstance giving rise to the Claim arises (in whole or in part):
11.10.1
from anything done or omitted to be done by a Group Company or the Purchaser after the Closing Date, including any change made in the valuation principles, policies or practices in respect of accounting or Tax matters applied by any of them;

11.10.2	from an omission or an action which was taken prior to Closing at the written request of the Purchaser or in accordance with this Agreement;
11.10.3
from the passing of, or any change in, any Law or administrative practice (including any increase in any Tax rates) on or after the Closing Date whether or not such change purports to have a retroactive effect.

11.11	Mitigation of Losses
Without prejudice to Articles 5.73 and 5.238 of the Civil Code, the Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any Losses which might give rise to a Claim under this Agreement against the Seller. If the fact, matter or circumstance giving rise to a Claim is capable of remedy, the Seller shall have no liability in respect of that Claim unless the relevant fact, matter or circumstance (and the Loss arising from such fact, matter or circumstance) is not remedied by the Seller within 30 Business Days.
12	Claims by the Purchaser
12.1	Notification of Claims
12.1.1
The Purchaser shall give a notice of a Claim to the Seller within 30 Business Days after a member of its Audit and Risk Committee becoming aware of any event, matter or circumstances giving rise to such Claim (respecting the time limitations set out in Clause 11.1), setting out the legal and factual basis of the Claim, together with, to the extent reasonably possible, a first estimate of the amount of the Losses.

12.1.2
Failure to provide notice within the time period set out in Clause 12.1.1 shall only relieve the Seller of its liability for a Claim to the extent such failure has increased the amount of Loss in or has otherwise adversely affected the Seller’s position.

12.2	Notification of Seller’s objections
12.2.1
If the Seller disagrees with the Claim, it may give notice to the Purchaser objecting to the Claim within 30 Business Days following notification of such Claim. Such notice shall state the Seller’s legal and factual objections in reasonable detail.

12.2.2
The Seller shall be deemed to accept any Claim notified by the Purchaser in accordance with Clause 12.1 if it fails to give a notice of objection to the Purchaser within the time period set out in Clause 12.2.1.

12.3	Disagreement on a Claim
If the Seller and the Purchaser are unable to reach agreement on the Claim within 30 Business Days following notification of the Seller’s objections in accordance with Clause 12.2.1, the matter shall be decided in accordance with Clause 17.10.
13	Warranty and Indemnity Insurance
13.1	Principle
13.1.1
The Purchaser shall use its best efforts to take out a warranty and indemnity insurance with respect to the Seller’s Warranties, issued by the W&I Insurer with the Purchaser as policy holder and beneficiary (the “W&I Insurance”) as soon as possible between the date of this Agreement and Closing. For the avoidance of doubt, taking out the W&I Insurance shall not be a condition precedent to Closing.

13.1.2
Each of the Parties shall, and the Seller shall procure that each Group Company shall, co-operate in good faith and use its best efforts to enable the Purchaser to take out such W&I Insurance with the best coverage reasonably possible as soon as reasonably possible after the date of this Agreement, including, with respect to the Purchaser, by ensuring that its advisors (i) share their due diligence reports with the W&I Insurer as soon as possible, (ii) participate in the underwriting process, including through answering any questions the W&I Insurer may have and participation in underwriting calls, and (iii) perform such legal and tax top-up due diligence investigations as may be reasonably requested by the W&I Insurer. The Seller shall, and shall procure that each Group Company shall, provide all assistance and make available all information and documents that the Purchaser and its advisors may reasonably request during the underwriting process.

13.1.3
The Purchaser shall, as soon as reasonably possible upon a W&I Insurance having been duly and validly entered into by the Purchaser, provide the Seller with a copy of (i) the W&I Insurance policy, and (ii) the due diligence reports prepared by the Purchaser’s advisors in respect of the Transaction (on a non-reliance basis).

13.1.4
The Parties hereby explicitly acknowledge and agree that any amounts payable under or in relation to the W&I Insurance (including any premiums, broker fees or costs as well as any Taxes related thereto) shall be borne by the Seller by means of a deduction from the Purchase Price.

13.2	Recourse
13.2.1
If the Purchaser incurs a Loss from any Breach of Warranties (and W&I Insurance has been obtained in relation to such Warranty), the Purchaser shall, before making a Claim against the Seller, (i) seek recourse for such breach under the W&I Insurance to the fullest extent covered by the W&I Insurance, and (ii) submit a claim against the W&I Insurer under the W&I Insurance (the “W&I Claim”).

13.2.2
The Seller shall have no obligation to indemnify the Purchaser in respect of such Loss from Breach of Warranties until the W&I Claim has been processed and closed, provided that this Clause shall not prevent the Purchaser from validly making a Claim against the Seller within the time limitations specified in Clause 11.1. The Loss from Breach of Warranties shall, as applicable, be reduced in accordance with Clause 11.8, provided that upon recovery of any amount pursuant to the W&I Insurance, any amount of retention (to the extent not tipping to NIL) applied pursuant to the W&I Insurance shall be deemed to reduce, for the same amount, the Loss from Breach of Warranties for which the Seller would otherwise have been liable.

13.2.3	The Purchaser shall diligently pursue the W&I Claim and keep the Seller informed of the filing of the W&I Claim and any developments in the pursuit of such W&I Claim.
13.2.4
The W&I Insurance shall provide for – and shall at no time be amended to omit or otherwise prevent – the express waiver and release of all of the W&I Insurer’s rights of subrogation (as well as any similar or equivalent rights) against the Seller and any of their affiliates or related persons (who are hereby irrevocably considered to be third party beneficiaries pursuant to article 5.107 of the Civil Code), it being understood that such waiver and release of rights shall not apply to the Seller in case of fraud (bedrog).

14	Undertakings of the Parties extending after the Closing Date
14.1	Further assurances
The Parties agree and undertake to furnish to each other such further information, to execute such other documents, and to do such other things after the Closing Date, as any other Party may reasonably request for the purposes of carrying out the intent of this Agreement.
14.2	Confidentiality and Announcements
14.2.1
The existence, subject and contents of this Agreement are confidential. Subject to Clause 14.2.2, each Party is prohibited from disclosing all or any part of this Agreement or its existence at any time (including after the Closing Date).

14.2.2	Clause 14.2.1 shall not prohibit disclosure or use of any information if and to the extent that:
(i)
the disclosure or use is required in order to allow any Party to comply with any legal or regulatory requirement (including under Article 7:116 CCA and any requests made by the FSMA in this respect) to make a public announcement or filing or to provide information to any Governmental Authority (including the FSMA and the SEC) or stock exchange (including Euronext Brussels and the NYSE), in which case such Party may disclose only that portion of information it is required to disclose, it being understood and agreed that the existence, subject and contents of this Agreement may be disclosed by a Party in its SEC filings and that this Agreement may be publicly filed in its entirety as an exhibit thereto, in each case at any time after the execution and delivery hereof;

(ii)	the disclosure or use is required for the purposes of any judicial or arbitration proceedings arising out of or in connection with this Agreement;
(iii)
the disclosure is made to professional advisers of any Party or to the W&I Insurer, on condition that such persons undertake or are bound by professional rules of conduct to comply with obligations substantially similar to the provisions of this Clause 14.2;

(iv)
the disclosure is made (a) in the context of the SGM in view of the Shareholder Approval Condition or (b) by the Seller in the context of the Takeover Bid, including as part of the prospectus, the tender offer statement on Schedule TO or any other offer documentation, as well as in any press releases to be issued by the Seller within the framework of the Takeover Bid proceedings; or

(v)	the information is or becomes publicly available (other than as a result of a breach of this Agreement).

15	Termination
15.1	Termination Events
15.1.1	This Agreement may be terminated:
(i)	at any time by mutual agreement in writing between the Parties; or
(ii)	by each Party in accordance with Clauses 5.3.2 or 7.2.4;
15.1.2
if any of the termination events set out in clause 15.1.1 occurs, this Agreement shall terminate automatically, upon notice being given as required under this Agreement, without any formal notice or any prior court decision being required.

15.2	Effect of Termination
15.2.1	The right to terminate this Agreement pursuant to this Clause 15 does not prevent Parties to rely on other rights and remedies granted by this Agreement or under applicable Law.
15.2.2	If this Agreement is terminated pursuant to this Clause 15:
(i)
all further obligations of the Parties under this Agreement shall terminate, except that Clauses 1 (Definitions and interpretation), 14.2 (Confidentiality and announcements), 15 (Termination) and 17 (Miscellaneous) shall continue to apply; and

(ii)	each Party shall reimburse or return to the other Party any sum of money or any other assets that it has received from the other Party pursuant to this Agreement.
16	Deposit of Documents
The Seller shall ensure that, as soon as possible after the date of this Agreement, the Data Room provider shall save on three certified USB sticks all documents made available in the Data Room (including written Q&A log) up until 21 December 2023, 23:59h CET, of which one shall be retained by each Party and one shall be retained by the W&I Insurer.
17	Miscellaneous
17.1	Amendments and Waivers
17.1.1	No amendment to this Agreement shall be effective unless it is made in writing and signed by both of the Parties.
17.1.2
Except as otherwise provided herein, no failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered as a waiver of such right or remedy, or any other right or remedy under this Agreement, nor shall any partial exercise of any right or remedy under this Agreement preclude any further exercise thereof or the exercise of any other right or remedy under this Agreement.

17.1.3	Except as otherwise provided herein, no waiver shall be effective unless it is given in writing and signed by the Party giving the waiver.

17.2	Notices
Any notice in connection with this Agreement must be given in accordance with Schedule 17.2.
17.3	Assignment
17.3.1
No Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a contribution, a donation or any other transaction, including the sale or contribution of a division or of a business as a whole, a merger or a demerger) without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed). As long as such consent has not been obtained, the assigning Party shall continue to be liable for all obligations that it intended to assign (without prejudice to any other right or remedy that the other Party may have for breach of this Clause 17.3.1).

17.3.2
Subject to the assignment restrictions set out in this Clause 17.3, the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

17.4	Rights and remedies
17.4.1
Without prejudice to the W&I Insurance, the rights and remedies conferred upon the Parties in this Agreement constitute the sole remedy of such Party in respect of the Purchaser’s Warranties and the Seller’s Warranties.

17.4.2
The Parties explicitly and irrevocably waive (and procure, as applicable, that their affiliates shall waive) to the fullest extent permitted by law any and all rights, remedies and causes of action it or any of its affiliates may have in connection with this Agreement, under any applicable Law, to seek the unilateral annulment, cancellation, dissolution or termination of this Agreement other than as provided in this Agreement, to invoke any defect of consent or to invoke any of the remedies set out in Articles 5.59, 5.74 and 5.90 of the Civil Code, without prejudice to the remedies set out or referred to in this Agreement.

17.5	Expenses
Each Party shall bear all costs and expenses incurred or to be incurred by it or its affiliates in connection with the negotiation, execution and performance of this Agreement.
17.6	Severability
17.6.1
If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

17.6.2
In such case, each Party shall use its best efforts to immediately negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

17.7	Entire Agreement
This Agreement (together with the documents referred to herein) contains the entire agreement between the Parties with respect to the Transaction. It replaces and annuls any prior agreement between the Parties with respect thereto, including the NDA.

17.8	Counterparts
17.8.1
This Agreement may be executed in any number of counterparts and each such counterpart shall constitute an original of this Agreement but, all of which, taken together, shall constitute one and the same agreement, and any Party may enter into this Agreement by executing a counterpart. This Agreement shall not be effective until each Party has executed at least one counterpart.

17.8.2
The Parties therefore expressly agree that the signing of this Agreement by a Party by means of a scan or digitized image of a signature (e.g. a scan in PDF format) or an electronic signature (e.g. via DocuSign) will have the same binding force and effect as an original signature for purposes of validity, enforceability and admissibility. Issue of a signed copy via e-mail or via an electronic signature system will have the same binding force and effect as the issue of an original physical copy.

17.9	Governing Law
This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the Laws of Belgium.
17.10	Arbitration
17.10.1
Any dispute between the Parties arising from, related to or in any way connected with this Agreement, including non-contractual disputes, shall be exclusively and definitively settled in accordance with the CEPANI arbitration rules applicable as of the date of this Agreement (the “CEPANI Rules”), by three arbitrators appointed in accordance with the CEPANI Rules. Each Party shall nominate an arbitrator. The Party-nominated arbitrators shall then have 30 calendar days as from the last of either their respective appointments (or such further time as the Parties may agree by valid variation) to jointly nominate the third member of the arbitration tribunal, who shall be proposed for appointment as its chairperson. If the Party-nominated arbitrators are unable to jointly nominate a chairperson within 30 calendar days, the chairperson’s appointment shall be made in accordance with the CEPANI Rules.

17.10.2	The place of arbitration shall be Brussels, Belgium and the language of the proceedings shall be English.
17.10.3	Notwithstanding this Clause 17.10, the Parties shall have the right to have recourse to the ordinary courts of Belgium for interim and/or conservatory measures.
[next page is the signature page]

Done on 22 December 2023, each Party acknowledging receipt of its copy.

CMB NV
/s/Alexander Saverys		/s/Ludovic Saverys
Name:	Alexander Saverys	Name:	Ludovic Saverys
Function:	Managing Director	Function:	Director

Euronav NV
/s/ Julie De Nul		/s/ Patrick Molis
Name:	Julie De Nul	Name:	Patrick Molis
Function:	Independent member of the supervisory board	Function:	Independent member of the supervisory board

Index of Schedules
Schedule 1:	Definitions and interpretations
Schedule (B):	Overview of Subsidiaries
Schedule (C):	CMB.TECH Fleet
Schedule 3.1.2:	Net Debt Update
Schedule 7.2.1(ix)	Terms and conditions of priority right
Schedule 7.2.1(x)	Terms and conditions of CMB.TECH assignment
Schedule 7.2.1(xi)	Terms and conditions of Bocimar, Bochem and Delphis license
Schedule 8:	Purchaser’s Warranties
Schedule 9:	Seller’s Warranties
Schedule 17.2:	Notices

Schedule 1 – Definitions and interpretation
1.1	Definitions
For the purposes of this Agreement, the following terms shall have the meanings given thereto below:
“Additional Funding“ has the meaning given thereto in Clause 6.3.
“Agreement” has the meaning given thereto in Recital (F).
“Annual Accounts” means the Company’s statutory annual accounts for the financial year ended on 31 December 2022.
“Breach of Warranties” means, in respect of any of the Seller’s Warranties, that all or part of the facts stated therein are untrue, inaccurate or misleading, on the date of this Agreement and on the Closing Date (or such other date as the relevant Seller’s Warranty expressly refers to).
“Bring-Down Certificate” means, as applicable, the bring-down certificate to be delivered by the Seller to the W&I Insurer on the Closing Date, in the form as required by the W&I Insurer.
“Business Day” means any day on which banks in Belgium are open to the public, excluding Saturdays and Sundays.
“CCA” means the Belgian Code of Companies and Associations (“Wetboek van vennootschappen en verenigingen”).
“CEPANI Rules” has the meaning given thereto in Clause 17.10.
“Civil Code” means the Belgian Civil Code (“Burgerlijk Wetboek”).
“Claim” means any claim by the Purchaser against the Seller under Clause 10.
“Clause” means a clause of this Agreement.
“Closing” means the transfer of ownership of the Shares under this Agreement and performance of the other Closing Actions in accordance with Clause 7.2.
“Closing Actions” has the meaning given thereto in Clause 7.2.1.
“Closing Date” has the meaning given thereto in Clause 7.
“CMB Guarantee” has the meaning given thereto in Clause 6.4.
“CMB Group” means CMB and its affiliates, on the date of this Agreement or any time thereafter.
“CMB.TECH Fleet” has the meaning given thereto in Recital (C).
“Company or CMB.TECH” has the meaning given thereto in Recital (A).
“Condition(s) Precedent” has the meaning given thereto in Clause 5.1.
“Data Room” has the meaning given thereto in Recital (E).

“Encumbrance” means any pledge of real or personal property, mortgage, lien, hypothecation, maritime lien, right of retention, charge (whether fixed or floating), ownership right, assignment, right of set off, trust arrangement, easement or right of way, joint possession, dismemberment of the right of ownership, pre-emptive rights, options, or other security or similar third-party rights which has the purpose or the effect of restricting the ownership, the use or the transferability of the relevant asset.
“Financing Contracts” means (i) each of the agreements entered into between the Group and the respective bank, as made available in the Data Room (a) under folders 02.06, 04.04, 04.06, 04.10.03, 04.11.05, 04.12.03, 04.13.04, 05.04, 06.03, 07.02 and 08.03, and (b) with document numbers 20.8-20.18 and (ii) any agreement entered into, or to be entered into, by the Group relating to the refinancing of a Newbuilding Contract, as disclosed in the Data Room.
“FSMA” means the Belgian Financial Services and Markets Authority (“Autoriteit voor financiële diensten en markten").
“Fundamental Warranties” means the Seller’s Warranties set out in sections 1 (Authority and Capacity), 2 (The Group Companies and the Shares), and 7.1.1 (Vessels on the water) of Schedule 9.
“Governmental Authority” means (i) the government of any jurisdiction (or any political or administrative subdivision thereof), whether provincial, regional, state or local, and any department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby, (ii) any public international organization or supranational body (including the European Union and the European Economic Area) and its institutions, departments, agencies and instrumentalities, and (iii) any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, foreign investment, tax or other governmental or quasi-governmental authority.
“Group (Company)” means the Company and the Subsidiaries.
“Group Intellectual Property Rights” has the meaning given thereto in section 11.1 of Schedule 9.
“Group IT Systems” has the meaning given thereto in section 12.1 of Schedule 9.
“Intellectual Property Rights” means means trademarks, service marks, logos, trade and business names, rights in designs, patents, copyright, database rights, software (copy)rights, protected computer chips, domain names and any other intellectual property rights, in each case whether registered or unregistered, and all rights or forms of protection having equivalent or similar effect to any of the foregoing which may subsist anywhere in the world, as well as any applications, renewals and/or continuations thereof.
“ISM Code” means the International Safety Management Code as adopted by the International Maritime Organization, as amended.
“ISPS Code” means the International Ship and Port Facility Security Code as adopted by the International Maritime Organization, as amended.
“IT Systems” means all computer hardware (including network infrastructure, communication systems and equipment) and all computer software (including source code, open source software and related databases and documentation).
“Joint Venture Agreement” means each of the joint venture or shareholders’ agreements entered into between the Company and the respective joint venture partner with respect to each of the Joint Venture Subsidiaries.

“Joint Venture Subsidiary” means each of the Subsidiaries which are not, directly or indirectly, wholly-owned by the Company, as apparent from Schedule (B).
“Law” means all applicable legislation, statutes, transposed directives, regulations, decrees, ordinances, instruments, decrees, codes, bylaws, rules or other legally binding guidance, orders, consents, permits, policies, restrictions or licenses or other legislative measures or decisions issued, enacted, adopted, promulgated, implemented or otherwise made effective by or under the authority of any Governmental Authority, in each case having the force of law, and treaties, conventions and other agreements between states, or between states and the European Union or other supranational authorities, and all judgments, decisions, orders, directives, recommendations, circulars and standards of any Governmental Authority.
“Leakage” means any of the following items, to the extent that such items occurred after the Reference Date (excluding) up until (and including) the Closing Date, and except to the extent that any of such items were properly accounted or provided in the Net Debt Update:
(i)
any dividend or distribution declared (whether in cash or in kind, including in respect of a return of share capital), paid or made by the Company to the Seller or its affiliates (excluding the Group Companies);

(ii)
any (a) payments made, (b) assets transferred, or (c) liabilities assumed, indemnified or incurred, each time by or on behalf of any Group Company to the Seller or any of its affiliates (excluding the Group Companies), other than pursuant to agreements or arrangements on an arm’s length basis at no more than fair value;

(iii)
any costs payable by any Group Company related to the transfer of the Shares pursuant to this Agreement (including but not limited to investment bankers’ fees, brokerage fees, legal fees, transaction bonuses, debt breakage fees and costs for the Data Room hosting service provider);

(iv)
any Taxes payable by any Group Company as a consequence of any of the matters referred to in (i) to (iii) above, (except if and to the extent that such Taxes have been taken into account under paragraphs (i) to (iii)); or

(v)	the agreement or undertaking by the Group Companies to do any of the matters set out in (i) to (iv) above.
“Leased Property” has the meaning given thereto in section 8.1.2 of Schedule 9.
“Long Stop Date” has the meaning given thereto in Clause 5.1.
“Loss” means any damage (“schade”) within the meaning of Articles 5.86 and 5.87 (and the articles to which these clauses refer) of the Civil Code.
“Material Agreement” means an agreement to which a Group Company is a party and which (i) is a Financing Contract, a Newbuilding Contract, an Option Agreement or a Joint Venture Agreement, (ii) represents a value to, liability of or capital expenditure for that Group Company in excess of USD 5,000,000 per annum, and/or (iii) is included in the executive summary made available in the Data Room (ref. 16).
“NDA” has the meaning given thereto in Recital (D).
“Net Debt Update” means the projected net debt position of CMB.TECH as at 31 December 2023 and agreed between the Parties, attached as Schedule 3.1.2.
“Newbuilding Contracts” means each of the agreements entered into between the Group and the respective shipyard for the building of vessels of the CMB.TECH Fleet.

“Option Agreement” has the meaning given thereto in section 7.3.1 of Schedule 9.
“Outstanding Amount” has the meaning given thereto in Clause 7.2.1(i).
“Owned Property” has the meaning given thereto in section 8.1.1 of Schedule 9.
“Part(y)(ies)” has the meaning given thereto in the Parties’ section.
“Pension Arrangements” has the meaning given thereto in section 16.1 of Schedule 9.
"Permits” has the meaning given thereto in section 10.1 of Schedule 9.
“Permitted Encumbrances” means,
(i)
in respect of a Vessel: (a) any liens for unpaid master's and crew's wages in accordance with usual maritime practice, (b) any liens for salvage, (c) any liens arising by operation of Law for not more than six months' prepaid hire under any charter in relation to a Vessel in the ordinary course of trading, (d) any liens for master's disbursements incurred in the ordinary course of trading and any other lien arising by operation of Law or otherwise in the ordinary course of the operation, repair or maintenance of a Vessel; and

(ii)
in respect of a vessel under construction: any Encumbrance (a) for the benefit of the respective shipyard, or (b) pursuant to a bareboat chartering arrangement, in both cases to the extent arising in accordance with customary practice and enforceable only up until the delivery date of the vessel under construction in the event of a breach by a Group Company of its relevant contractual obligations and to the extent disclosed in the Data Room.

“Property” has the meaning given thereto in section 8.1.2 of Schedule 9.
“Public Contracts” has the meaning given thereto in section 21.1 of Schedule 9.
“Purchase Price” has the meaning given thereto in Clause 3.1.
“Purchaser or Euronav” has the meaning given thereto in the Parties’ section.
“Reference Accounts” means the consolidated accounts of CMB.TECH for the six-month period ended on the Reference Date as made available in the Data Room.
“Reference Date” means 30 June 2023.
“Refund Guarantees” has the meaning given thereto in Clause 6.5.1.
“Rollover Condition” has the meaning given thereto in Clause 5.1.2.
“Sanctioned Activity” means any activity, service, carriage, trade or voyage subject to sanctions imposed by a Sanctioning Country.
“Sanctioned Party” means any persons, entities, bodies or vessels designated by a Sanctioning Authority.
“Sanctioning Authority” means the United Nations, European Union, United Kingdom, the United States of America, or other applicable competent authority or government.
“Seller’s Warranties” means the Warranties made by the Seller to the Purchaser as set out in Schedule 9.

“Seller or CMB” has the meaning given thereto in the Parties’ section.
“SGM” has the meaning given thereto in Clause 5.1.1.
“Shareholder Approval Condition” has the meaning given thereto in Clause 5.1.1.
“Shares” has the meaning given thereto in Recital (A).
“Subsidiary” has the meaning given thereto in Recital (B).
“Subsidiary Shares” means the shares in each of the Subsidiaries owned directly or indirectly by the Company, as listed in Schedule (B).
“Subsidies” has the meaning given thereto in section 20.1 of Schedule 9.
“Takeover Bid” means the mandatory public takeover bid by CMB on all shares in Euronav that are not already owned by CMB or persons affiliated with it, as notified by CMB to the FSMA on 24 November 2023.
“Transaction” has the meaning given thereto in Recital (F).
“Tax” means all taxes and social security contributions, however denominated, including any interest, penalties, additions to tax or additional taxes that may become payable in respect thereof, which taxes shall include, without limiting the generality of the foregoing, all income taxes, registration taxes, real estate and personal property taxes, VAT, “parafiscal” charges, customs duties, withholding taxes, environmental taxes and local taxes.
“Vessels” has the meaning given thereto in section 7.1 of Schedule 9.
“Windcat Domain Names” means the following domain names: www.ctvcrewing.com; www.windcatcrewing.com; www.windcatcrewingservices.com; www.windcatworkboats.com.
“W&I Claim” has the meaning given thereto in Clause 13.2.1.
“W&I Insurance” has the meaning given thereto in Clause 13.1.1.
“W&I Insurer” means the underwriter(s) under the W&I Insurance.
1.2	Interpretation
For the purposes of interpreting this Agreement, the following shall apply:
1.2.1	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.
1.2.2	The Schedules to this Agreement form an integral part hereof and any reference to this Agreement includes the Schedules and vice versa.
1.2.3	All periods of time set out in this Agreement shall be calculated in accordance with Article 1:32 CCA.
1.2.4
In the event of any difficulty of interpretation, the rules set out in Articles 5.64 and 5.65 of the Civil Code shall apply. The Parties expressly waive the application of Article 5.66 of the Civil Code and Article 1602 of the old Belgian civil code (“Oud Burgerlijk Wetboek”).

1.2.5	Unless otherwise specified, a reference in this Agreement to:
(i)	the term “control” and “affiliate(d)” (or any derivations thereof) shall have the meaning ascribed to the terms “controle” and “verbonden” in Articles 1:14 through 1:18 and 1:20 CCA;
(ii)	the terms “includes” and “including” means including but not limited to;
(iii)
the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof), the Parties intend to refer to the Belgian legal concept of “sterkmaking” combined with a guarantee (“waarborg”) in case of non-performance; and

(iv)	the expression “best efforts”, “commercially best efforts” (or any similar expression or derivation thereof) shall be construed as a “middelenverbintenis”.
1.2.6
In the event a Seller’s Representation is made “to the Seller’s best knowledge”, such knowledge shall solely include the actual knowledge of the Seller, the members of the Seller’s board of directors, after having made due and careful inquiries about the facts and matters stated in the relevant Seller’s Warranties.

1.2.7
Any information shall only be deemed to have been “fairly disclosed” if and to the extent that the relevant information is disclosed in sufficient detail to enable a diligent professional purchaser, assisted by professional advisors, to identify a Breach of Seller’s Warranties and to make an informed assessment of the nature, scope and the potential Loss resulting from such Breach of Seller’s Warranties.

Schedule (B) – Overview of Subsidiaries

Name	Registered office	Company number	Shareholder
CMB.TECH Industry NV	De Gerlachekaai 20 2000 Antwerpen, Belgium	BE 0788.294.254	CMB.TECH: 100%
CMB.TECH Belgium NV	De Gerlachekaai 20 2000 Antwerpen, Belgium	BE 0788.642.365	CMB.TECH: 100%
CMB.TECH International NV	De Gerlachekaai 20 2000 Antwerpen, Belgium	BE 0775.493.422	CMB.TECH: 100%
Be Hydro BV	De Gerlachekaai 20 2000 Antwerpen, Belgium	BE 0704.731.625	• CMB.TECH: 50% • Anglo Belgian Corporation NV*: 50%
H2 Infra NV	De Gerlachekaai 20 2000 Antwerpen, Belgium	BE 0724.624.147	CMB.TECH: 100%
Cleanergy Solutions (Namibia) (Pty) Ltd	7th Floor, Alexander Forbes House, 23 to 33 Fidel Castro Street, Windhoek, Namibia	2021/0414	• H2 Infra NV: 49% • Ohlthaver & List Finance and Trading Corporation Limited*: 51%
CMB.TECH Namibia (Pty) Ltd	Charles Cathral Street 1, Windhoek, Namibia	2022/0147	CMB.TECH: 100%
CMB.TECH Netherlands B.V.	Trawlerkade 106, 1976CC Ijmuiden, Netherlands	86933027	CMB.TECH: 100%
CMB.TECH Technology and Development Centre Ltd	Prospect Way, Hutton, Brentwood, Essex CM13 1XA, UK	12110963	CMB.TECH: 100%
JPN H2YDRO Co. Ltd	1083, Tsuneishi, Numakuma-cho, Fukuyama city, Hiroshima (720-0313), Japan	2400-01-041948	• CMB.TECH: 50% • Tsuneishi Facilities & Craft Corporation Limited*: 25% • Kambara Kisen Corporation Limited*: 25%
Windcat Workboats Holdings Ltd	59-60 Russell Square, London, WC1B 4HP, UK	7877635	CMB.TECH: 100%
Windcat Workboats Limited	59-60 Russell Square, London, England, WC1B 4HP	4381798	Windcat Workboats Holdings Ltd: 100%
Windcat Workboats International Ltd	Elizabeth House, Ruettes Brayes, St Peter Port, Guernsey GY1 1EW	55149	Windcat Workboats Holdings Ltd: 100%
Windcat Workboats 2 Ltd	Elizabeth House, Ruettes Brayes, St Peter Port, Guernsey GY1 1EW	66724	Windcat Workboats Holdings Ltd: 100%
Windcat Workboats (Ireland) Limited	R Hendy & Co Bookkeeping Services, ULC, 59 Ferrybank, Arklow, WICKLOW, Ireland, Y14N883	730264	Windcat Workboats Holdings Ltd: 100%
Windcat Workboats (Scotland) Limited	C/o Stirling & Gilmour, Pavilion Court, 45 Kilbowie Road, Clydebank, Dunbartonshire, Scotland, G81 1BL	SC450747	Windcat Workboats Holdings Ltd: 100%

Name	Registered office	Company number	Shareholder
Windcat Workboats (NL) BV (in liquidation)	Trawlerkade 106, 1976 CC IJmuiden	76720853	Windcat Workboats Holdings Ltd: 100%
Windcat Workboats (Wales) CYF (dormant)	14-16 Churchill Way, Cardiff, CF10 2DX	8542689	Windcat Workboats Holdings Ltd: 100%
Windgrip Limited (dormant)	59-60 Russell Square, London, England, WC1B 4HP	8999969	Windcat Workboats (Wales) CYF: 100%
Windcat Workboats International BV	Trawlerkade 106, 1976 CC IJmuiden	84209070	Windcat Workboats Holdings Ltd: 100%
Windcat Workboats BV	Trawlerkade 106, 1976 CC IJmuiden	34298900	Windcat Workboats Holdings Ltd: 100%
CMB Windcat Hydrocat BV (in liquidation)	Trawlerkade 106, 1976 CC IJmuiden	80668674	• Windcat Workboats BV: 50% • Seller: 50%**
FRS Windcat Offshore Logistics GmbH	Norderhofenden 19-20, 24937 Flensburg, Germany	HRB 10101 FL	• Windcat Workboats BV: 50% • FRS Offshore GmbH & Co. KG*: 50%
FRS Windcat Polska Sp.z.o.o.	Al. Zwycięstwa 13A, 80-219, Gdańsk, Poland	0000756275	FRS Windcat Offshore Logistics GmbH: 100%
FRS Windcat Offshore Logistics Limited	Makariou 256, Eftapaton Court, Flat C4, 3105 Limassol, Cyprus	ΗΕ 404334	FRS Windcat Offshore Logistics GmbH: 100%
TSM Windcat SAS	20 boulevard Ferdinand de Lesseps, 76000 Rouen, France	750 025 348	• Windcat Workboats BV: 50% • Compagnie Maritime Thomas SAS*: 50%
CTV Crewing Services Limited	59-60 Russell Square, London, England, WC1B 4HP	8712331	Windcat Workboats Holdings Ltd: 100%

*: these are third-party companies that do not form part of the Group and that are not included in the scope of the Transaction.
**: CMB Windcat Hydrocat BV is expected to be liquidated prior to Closing. If this would not be the case, the 50% stake in CMB Windcat Hydrocat BV held by the Seller will be transferred to Windcat Workboats BV prior to Closing.

Schedule (C) – CMB.TECH Fleet

Name	Type	Building year	Size	Shipyard	Owned / bareboat charter
CMB.TECH
Newcastlemax
Mineral België	Newcastlemax	2023	210,000 dwt	Qingdao Beihai Shipbuilding	100%
Mineral Nederland	Newcastlemax	2023	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-27*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-28*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-31*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-32*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-33*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-34*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-37*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-38*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-47*	Newcastlemax	2024	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-48*	Newcastlemax	2025	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-49*	Newcastlemax	2025	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-50*	Newcastlemax	2025	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-51*	Newcastlemax	2025	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter

BC210K-52*	Newcastlemax	2025	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-53*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-54*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-55*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-56*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-43*	Newcastlemax	2025	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-44*	Newcastlemax	2025	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-45*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-46*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	Bareboat charter
BC210K-63*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	100%
BC210K-64*	Newcastlemax	2026	210,000 dwt	Qingdao Beihai Shipbuilding	100%
Post-panamax
CMA CGM Masai Mara	Post-panamax	2023	6,000 TEU	Qingdao Yangfan Shipbuilding	100%
CV5900-03*	Post-panamax	2024	6,000 TEU	Qingdao Yangfan Shipbuilding	Bareboat charter
CV5900-05*	Post-panamax	2024	6,000 TEU	Qingdao Yangfan Shipbuilding	Bareboat charter
CV5900-06*	Post-panamax	2024	6,000 TEU	Qingdao Yangfan Shipbuilding	100%

Feeder
1400 TEU #1*	Feeder	2026	1,400 TEU	Qingdao Yangfan Shipbuilding	100%
1400 TEU #2**	Feeder	2026	1,400 TEU	Qingdao Yangfan Shipbuilding	100%
Chemical carrier
Bochem Houston	Chemical carrier	2023	25,000 dwt	China Merchants Jinling Shipyard	Bareboat charter
Bochem Rotterdam	Chemical carrier	2023	25,000 dwt	China Merchants Jinling Shipyard	Bareboat charter
CMYZ0111*	Chemical carrier	2024	25,000 dwt	China Merchants Jinling Shipyard	Bareboat charter
CMYZ0112*	Chemical carrier	2024	25,000 dwt	China Merchants Jinling Shipyard	Bareboat charter
CMYZ0113*	Chemical carrier	2024	25,000 dwt	China Merchants Jinling Shipyard	100%
CMYZ0114*	Chemical carrier	2024	25,000 dwt	China Merchants Jinling Shipyard	Bareboat charter
CMYZ0121*	Chemical carrier	2025	25,000 dwt	China Merchants Jinling Shipyard	Bareboat charter
CMYZ0122*	Chemical carrier	2025	25,000 dwt	China Merchants Jinling Shipyard	Bareboat charter
CSOV
CSOV 552205*	CSOV	2025	120 pax	Halong Shipyard	100%
CSOV 552206*	CSOV	2025	120 pax	Halong Shipyard	100%
CSOV 552207*	CSOV	2025	120 pax	Halong Shipyard	100%
CSOV #4*	CSOV	2026	120 pax	Halong Shipyard	100%
CSOV #5*	CSOV	2026	120 pax	Halong Shipyard	100%
CSOV #6**	CSOV	2027	120 pax	Halong Shipyard	100%
Coaster
DQS-02*	Coaster	2025	5,000 dwt	Dung Quat Shipyard, Vietnam	100%
DQS-04*	Coaster	2026	5,000 dwt	Dung Quat Shipyard, Vietnam	100%
Coaster #3**	Coaster	2026	5,000 dwt	Dung Quat Shipyard, Vietnam	100%
Coaster #4**	Coaster	2026	5,000 dwt	Dung Quat Shipyard, Vietnam	100%

Hydro vessels
Hydroville	passenger shuttle	2017	14 pax	N/A	100%
Hydrobingo	passenger ferry	2020	60 pax	TFC	50%***
Hydrotug	tugboat	2023	60 bp	Armon Shipyard	100%
CMB.TECH – WINDCAT
Windcat 1	CTV	2004	3	AF Theriault	100%
Windcat 2	CTV	2005	1	AF Theriault	100%
Windcat 3	CTV	2005	1	AF Theriault	100%
Windcat 4	CTV	2005	1	AF Theriault	100%
Windcat 6	CTV	2007	2	AF Theriault	100%
Windcat 7	CTV	2007	2	Island Boats Inc	100%
Windcat 10	CTV	2008	3XLR	AF Theriault	100%
Windcat 11	CTV	2008	3XL	AF Theriault	100%
Windcat 14	CTV	2009	3	Dok en Scheepsbouw Woudsend	100%
Windcat 15	CTV	2009	3XLR	Dok en Scheepsbouw Woudsend	100%
Windcat 16	CTV	2008	3	AF Theriault	100%
Windcat 17	CTV	2009	3XLR	AF Theriault	100%
Windcat 18	CTV	2008	3XLR	AF Theriault	100%
Windcat 19	CTV	2008	3XLR	AF Theriault	100%
Windcat 20	CTV	2009	3	Dok en Scheepsbouw Woudsend	100%
Windcat 21	CTV	2010	3	AF Theriault	100%
Windcat 22	CTV	2010	3XL	Dok en Scheepsbouw Woudsend	100%

Windcat 23	CTV	2010	3	AF Theriault	100%
Windcat 24	CTV	2010	3XLR	Dok en Scheepsbouw Woudsend	100%
Windcat 25	CTV	2010	3	Dok en Scheepsbouw Woudsend	100%
Windcat 26	CTV	2011	3	Dok en Scheepsbouw Woudsend	100%
Windcat 27	CTV	2011	3	AF Theriault	100%
Windcat 29	CTV	2011	3XL	AF Theriault	100%
Windcat 30	CTV	2012	3RW	Dok en Scheepsbouw Woudsend	100%
Windcat 31	CTV	2013	3RW	Dok en Scheepsbouw Woudsend	100%
Windcat 32	CTV	2013	3RW	Dok en Scheepsbouw Woudsend	100%
Windcat 33	CTV	2013	3RW	Dok en Scheepsbouw Woudsend	100%
Windcat 36	CTV	2014	3.2	Dok en Scheepsbouw Woudsend	100%
Windcat 37	CTV	2015	3.2XL	Dok en Scheepsbouw Woudsend	100%
Windcat 38	CTV	2015	3.2	Dok en Scheepsbouw Woudsend	100%
Windcat 39	CTV	2016	3.2	Dok en Scheepsbouw Woudsend	100%

Windcat 40	CTV	2017	3.5	Dok en Scheepsbouw Woudsend	100%
Windcat 41	CTV	2018	3.5	Dok en Scheepsbouw Woudsend	100%
Windcat 45	CTV	2019	3.5	Dok en Scheepsbouw Woudsend	100%
Windcat 46	CTV	2020	3.5	Dok en Scheepsbouw Woudsend	100%
Windcat 47	CTV	2020	3.5	Dok en Scheepsbouw Woudsend	100%
Hydrocat 48	CTV	2021	H2	Dok en Scheepsbouw Woudsend	100%
Windcat 50	CTV	2022	3.5	Dok en Scheepsbouw Woudsend	100%
Windcat 51	CTV	2022	3.5	Dok en Scheepsbouw Woudsend	100%
Windcat 101	CTV	2011	4	Bloemsma & van Bremen	100%
Windcat Dorothea	CTV	2011	X	South Boats Special Projects	100%
FRS - Windcat 28	CTV	2012	3	Dok en Scheepsbouw Woudsend	50%***
FRS - Windcat 34	CTV	2013	3.2XL	N Dok en Scheepsbouw Woudsend	50%***
FRS - Windcat 35	CTV	2014	3.2	Dok en Scheepsbouw Woudsend	50%***

FRS - Windcat 42	CTV	2018	3.5	Dok en Scheepsbouw Woudsend	50%***
FRS - Windcat 43	CTV	2018	3.5	Dok en Scheepsbouw Woudsend	50%***
FRS - Hydrocat 55	CTV	2023	3.5	Kuipers Wouds	50%***
TSM - Windcat 44	CTV	2019	3.5	Dok en Scheepsbouw Woudsend	50%***
TSM - Windcat 49	CTV	2021	3.5	Dok en Scheepsbouw Woudsend	50%***
TSM - Windcat 52	CTV	2022	3.5	Neptune Shipyards	50%***
TSM - Windcat 53	CTV	2022	3.5	Neptune Shipyards	50%***
TSM - Windcat 54	CTV	2022	3.5	Neptune Shipyards	50%***
TSM Windcat 56*	CTV	2024	3.5	Neptune Shipyards	50%***
Windcat 57*	CTV	2024	3.5	Dok en Scheepsbouw Woudsend	100%
Hydrocat 58*	CTV	2024	5	Dok en Scheepsbouw Woudsend	100%
TSM Windcat 59*	CTV	2024	5	Neptune Shipyards	50%***
Windcat 60*	CTV	2024	5	Dok en Scheepsbouw Woudsend	100%

* these vessels are currently under construction subject to the terms and conditions of the respective Newbuilding Contract.
** these vessels are currently under option, subject to the terms and conditions of the respective Option Agreement.
*** these vessels are 100% owned by FRS Windcat Offshore Logistics Limited and TSM Windcat Offshore Logistics Limited or JPN H2YDRO Co. Ltd, respectively, and as these entities are joint venture entities, CMB.TECH indirectly owns 50% of these vessels.

Schedule 3.1.2 – Net Debt Update
This Schedule has been omitted pursuant to Item 601(a)(5) of Regulation S-K because the information contained herein is not material and is not otherwise publicly disclosed. The registrant undertakes to furnish supplementally a copy of this schedule to the Securities and Exchange Commission upon request.

Schedule 7.2.1(ix) – Terms and conditions of priority right
Priority right
- CMB undertakes towards Euronav that any commercial opportunities that fall within the scope set out below will first be presented to Euronav in writing.
- Upon receipt of Euronav’s written confirmation that it decides to pursue the commercial opportunity, CMB shall, and shall procure that the other entities of the CMB Group other than Euronav and its affiliates shall, refrain from competing with Euronav and its affiliates for the opportunity.
- If (i) Euronav notifies CMB of its decision not to pursue the commercial opportunity or (ii) Euronav fails to notify its decision to pursue the commercial opportunity within two Business Days following receipt of CMB’s initial written notice, CMB shall be allowed to pursue the opportunity, either directly or through any of its affiliates other than Euronav.

Commercial opportunities
The priority right applies to any potential charters for a term exceeding three months for which both vessels owned by Euronav or its affiliates and vessels owned by the CMB Group (with the exclusion of Euronav and its affiliates) compete, always provided (i) that these vessels are of a similar design and age profile and (ii) are not operating under the same revenue sharing agreement.

Exception
The priority right shall apply unless the prospective counterparty explicitly requests in writing that the charter is undertaken by a vessel owned by the CMB Group (with the exclusion of Euronav and its affiliates).

Consideration	CMB shall not charge any consideration or fee to Euronav for the (application of the) priority right.
Term
As of the Closing Date until the earlier of (i) CMB no longer solely controlling Euronav (as determined by applicable antitrust Law) and (ii) the 10th anniversary of the Closing Date, and shall automatically be renewed with consecutive five-year periods unless either CMB or Euronav terminates the priority right with three-months’ notice period.

Schedule 7.2.1(x) – Terms and conditions of CMB.TECH assignment
Status
On the date of this Agreement, CMB.TECH shall own the “CMB.TECH” (word and/or device) sign and any related trademarks and trade names as registered in the EU and the UK, but not other related Intellectual Property Rights (e.g. trademarks outside the EU and the UK, and domain names).

Aim
As from Closing, the Purchaser, CMB.TECH and the Group Companies intend to register and use the “CMB.TECH” (word and/or device) sign and any related trademarks, trade names, domain names, copyrights and similar Intellectual Property Rights, worldwide, for the following purposes: (i) distinguishing the Purchaser or any Group Company, or any of the Purchaser’s or any of the Group Company’s products or services, and (ii) any other purpose.

Assignment
To the extent necessary, the Seller assigns on the Closing Date, to CMB.TECH, the “CMB.TECH” (word and/or device) sign and any related trademarks, trade names, domain names, copyrights and similar Intellectual Property Rights, without compensation due.

Negative covenant
As from Closing, the Seller shall not, and shall procure that its affiliates (other than Euronav and its affiliates) shall not:
- oppose, seek to cancel, or otherwise challenge, or assist any third party in opposing, seeking to cancel, or otherwise challenging, the registration, scope, validity, enforceability, use or licensing by CMB.TECH of the “CMB.TECH” (word and/or device) sign and any related trademarks, trade names, domain names, copyrights and similar Intellectual Property Rights; and/or
- use, license, register, or apply to register any “CMB.TECH” (word and/or device) sign and any related trademarks, trade names, domain names, copyrights and similar Intellectual Property Rights.

Schedule 7.2.1(xi) – Terms and conditions of Bocimar, Bochem and Delphis license
Aim
The Parties agree that, in conjunction with the other entities of the CMB Group, the Purchaser and the Group may use, after Closing, the “Bocimar”, “Bochem” and “Delphis” (word and/or device) signs for the following purposes: (i) distinguishing the Purchaser or any Group Company, or any of the Purchaser’s or any of the Group Company’s products or services, and (ii) any other purpose.

License
The Seller grants as from Closing, to the Purchaser and any of the Group Companies, and the Purchaser shall accept (also on behalf of any of the Group Companies), a fully paid-up, royalty-free, non-exclusive, sub-licensable (subject in each case to the Seller’s prior consent), worldwide, transferable (only to affiliates), irrevocable, perpetual (for the duration of the rights but automatically expiring when the Seller no longer holds at least 25% of the shares in the Purchaser) license to use the “Bocimar”, “Bochem” and “Delphis” (word and/or device) signs and any related trademarks, trade names, domain names, copyrights and similar Intellectual Property Rights in relation to the Purchaser’s and any of the Group Companies’ current and anticipated business.

Schedule 8 – Purchaser’s Warranties
1	Authority and Capacity
1.1
The Purchaser has full power and capacity and has obtained all authorisations and taken all necessary corporate actions to enter into this Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby.

1.2	This Agreement has been duly executed by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with its terms.
1.3
The execution and performance by the Purchaser of the Agreement does not constitute a violation of Law, any administrative, judicial or arbitral decision applicable to the Purchaser or of any provision of the articles of association of the Purchaser, or any other contractual obligation to which the Purchaser is bound.

2	Financing of the Transaction
The Purchaser warrants that, at the Closing Date, it has available the necessary financial means to pay the Purchase Price.

Schedule 9 – Seller’s Warranties
1	Authority and capacity
1.1
The Seller has full power and capacity and has obtained all authorisations and taken all necessary corporate actions to enter into this Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby.

1.2	This Agreement has been duly executed by the Seller and constitutes legal, valid and binding obligations of the Seller, enforceable against it in accordance with its terms.
1.3
The execution and performance by the Seller of the Agreement does not constitute a violation of Law, any administrative, judicial or arbitral decision applicable to the Seller or of any provision of the articles of association of the Seller, or any other contractual obligation to which the Seller is bound.

2	The Group Companies and the Shares
2.1	The Group Companies
2.1.1
Each Group Company is duly incorporated and validly existing under the Laws applicable to it, having legal capacity to carry out its business activities in accordance with its articles of association and the Law.

2.1.2
No Group Company has adopted any resolution for any structural reorganization (including transformation, dissolution, liquidation, merger, demerger, spin-off, sale or contribution of a division or a business as a whole). No Group Company has been dissolved or is in liquidation.

2.1.3
No Group Company has been declared insolvent by a competent court or is subject to bankruptcy proceedings. No Group Company nor, to the Seller’s best knowledge, any third party has filed a petition for any Group Company to be declared insolvent or acknowledging to be insolvent.

2.1.4
The execution and performance by the Seller of the Agreement does not constitute a violation of Law, any administrative, judicial or arbitral decision applicable to any of the Group Companies or of any provision of the articles of association of the Group Companies.

2.2	Shares
2.2.1	The issued and outstanding share capital of the Company amounts to EUR 226,817,000, represented by 200,000,000 registered shares.
2.2.2	The Shares have been duly and validly issued in compliance with Belgian Law. They are fully paid up and represent 100% of Company’s share capital.
2.2.3	The Seller is the sole legal and beneficial owner of all the Shares in the Company. At the Closing Date, the Shares are free and clear of Encumbrances.
2.2.4
The Company has not issued any shares, profit certificates, bonds, convertible bonds, bonds with subscription rights, subscription rights or any other rights of any kind to acquire shares of the Company or to cause the Company to issue any shares or securities convertible into or exchangeable or exercisable for any shares, other than the Shares. There is no agreement or commitment of any kind whereby the Company could be obligated to issue any new shares or other securities.

2.2.5
Each of the Shares carries one voting right. There are no restrictions affecting the voting, dividend or other rights attached to the Shares. The voting rights that are attached to the Shares have not been suspended and, to the Seller’s best knowledge, no basis exists for any such suspension.

2.3	Subsidiary Shares
2.3.1
The Subsidiary Shares have been duly and validly issued in compliance with applicable Law. They are fully paid up and represent such percentage of the relevant Subsidiary’s share capital as set out in the final column of Schedule (B).

2.3.2
The Company is, directly or indirectly, the sole legal and beneficial owner of all the Subsidiary Shares, free and clear of Encumbrances, indicated to be owned by it or a Group Company in the final column of Schedule (B).

2.3.3
No Subsidiary has issued any shares, profit certificates, bonds, convertible bonds, bonds with subscription rights, subscription rights or any other rights of any kind to acquire shares of a Subsidiary or to cause a Subsidiary to issue any shares or securities convertible into or exchangeable or exercisable for any shares, other than the Subsidiary Shares and the shares in the Joint Venture Subsidiaries owned by the relevant joint venture partner as indicated in the final column of Schedule (B). There is no agreement or commitment of any kind whereby a Subsidiary could be obligated to issue any new shares or other securities. The execution and performance by the Seller of the Agreement does not constitute a violation of any Joint Venture Agreement to which a Group Company is bound.

2.3.4
Each of the Subsidiary Shares carries one voting right. There are no restrictions affecting the voting, dividend or other rights attached to the Subsidiary Shares. The voting rights that are attached to the Subsidiary Shares have not been suspended and, to the Seller’s best knowledge, no basis exists for any such suspension.

3	Corporate
3.1
The share register of each Group Company contains all entries of all the shareholders and of all the legal transactions relating to their shares that require registration in such share register pursuant to applicable Law.

3.2
All information, resolutions and other documents in respect of the Group Companies required to be filed, have been filed with the commercial registry or other applicable Governmental Authority in accordance with applicable Law.

3.3
The copies of the current consolidated versions of the articles of association of the Group Companies, which have been provided in the Data Room, are true and accurate. No action has been taken by any Group Company to amend its articles of association.

3.4
Each Group Company is duly registered with the Crossroads Bank of Enterprises (Kruispuntbank van Ondernemingen) or equivalent public body or registry under applicable Law and such registrations are true, accurate and up to date.

3.5	The statutory books of the Group Companies have been properly kept and are in possession of the Group Companies.
3.6	No Group Company has been appointed as a director or manager of any corporation, company, partnership, association or other legal entity (other than another Group Company).
3.7
The Company does not have any subsidiary or branch, directly or indirectly, and does not hold any interest in the capital of any other company or legal entity, directly or indirectly, other than its interest in the Subsidiaries, as set out in Schedule (B).

4	Financial information
4.1
The Annual Accounts (i) provide a true and fair view (“getrouw en eerlijk beeld”) of the assets and liabilities, the financial condition and results of operation of the Company, (ii) have been established in accordance with applicable Laws and Belgian Generally Accepted Accounting Principles, and (iii) have been prepared on a basis consistent with the Company’s annual accounts of the previous financial year.

4.2
The Reference Accounts (i) provide a true and fair view (“getrouw en eerlijk beeld”) of the assets and liabilities, the financial condition and results of operation of the Group Companies on a consolidated basis, (ii) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union, (iii) have been prepared on a basis consistent with the consolidated accounts of CMB.TECH for the previous financial year, and (iv) have been subject to a limited review by the statutory auditor of CMB.TECH.

4.3	The CMB.TECH business plan has been prepared in good faith based on assumptions which, to the Seller’s best knowledge were reasonable at the time of preparation.
4.4
The annual accounts of each Group Company have at all times been validly adopted, have been certified without any reservations by the respective statutory auditor of each Group Company, and, together with the annual report and the statutory auditor’s report or equivalent documentation required pursuant to applicable Law, have been duly and timely filed with the National Bank of Belgium or equivalent public body or registry under applicable Law.

4.5
Between the Reference Date and the date of this Agreement, each Group Company has carried on its activities in the ordinary course business, and no material adverse change in the financial position of the Group occurred.

5	Financing
5.1	Other than the Financing Contracts and the Encumbrances created in connection therewith:
5.1.1	no Group Company has incurred or has outstanding any financial indebtedness; and
5.1.2	no Group Company has created any Encumbrance.
5.2	There are no defaults outstanding in respect of any financial indebtedness owed by any Group Company.
6	Assets
6.1
The Group Companies have good and marketable title to all properties, interests in properties and assets used by them in the conduct of their respective businesses as conducted on the date hereof, free and clear of Encumbrances.

6.2
The assets owned, leased or otherwise used by a Group Company are sufficient for the continued conducting of its business immediately after the date hereof in substantially the same manner as conducted prior to the date hereof.

6.3
Subject to ordinary wear and tear, all tangible fixed assets (“materiële vaste activa”) owned, leased or otherwise used by a Group Company are in good operating condition and adequate for the purpose they are used for.

7	CMB.TECH Fleet
7.1	Vessels on the water
7.1.1
Each vessel of the CMB.TECH Fleet not marked with an asterisk (*) in Schedule (C) (a “Vessel” and together the “Vessels”) is exclusively and fully legally and beneficially owned by a Group Company free from any Encumbrances (other than Permitted Encumbrances).

7.1.2
Each of the Vessels is (i) in operation and (ii) duly registered in the name of a Group Company under and pursuant to the flag and law of the jurisdiction applicable thereto. All current fees due and payable in connection with registration of the Vessels have been paid.

7.1.3
Subject to ordinary wear and tear, the Vessels are in good and safe condition and state of repair, consistent with first-class ship ownership and management practice, and free of overdue recommendations and conditions affecting a Vessel’s class.

7.1.4
Each of the Vessels is properly maintained and operated in the ordinary course of business, in accordance with applicable Laws, including the applicable rules and regulations of the Vessel’s classification society and flag state and the requirements of the ISM Code and ISPS Code as they relate to each Vessel and to the extent applicable.

7.1.5
The Group Companies hold and each Vessel is carrying on board, as required, all required classification certificates, trading certificates and national certificates for the continued operation of the Vessels as required under applicable Law and the rules and regulations of the Vessel’s classification society and flag state, including a valid Safety Management Certificate (with a copy of the relevant Document of Compliance attached) in compliance with the ISM Code, and a valid International Ship Security Certificate in compliance with the ISM Code, in each case to the extent applicable. No Vessel’s class or international trading certificates and national certificates have been withdrawn.

7.1.6
No events have occurred which could, to the Seller’s best knowledge, reasonably be expected to give rise to the exercise of any Encumbrance (including for the avoidance of doubt any Permitted Encumbrance) over a Vessel and there are no actual or pending claims, actions or proceedings against any of the Vessels, or to the Seller’s best knowledge, threatened against any of the Vessels.

7.1.7	Each Vessel is properly manned by a certificated master, and certificated ship's officers and crew in compliance with the Safe Manning Certificate issued by the relevant flag state.
7.2	Newbuilding Contracts
7.2.1	Each vessel of the CMB.TECH Fleet marked with an asterisk (*) in Schedule (C) is a vessel under construction subject to the terms and conditions of the respective Newbuilding Contract.
7.2.2	The Newbuilding Contracts constitute valid, binding and enforceable obligations of the parties thereto in accordance with their terms.
7.2.3	No amendments or additions to the Newbuilding Contracts have been agreed and no rights under the Newbuilding Contracts have been waived by any party thereto.
7.2.4
No right of set-off has been exercised by any party to the Newbuilding Contracts in relation to any obligations owed to it under those documents. No Group Company has received a written notice of claim or termination under a Newbuilding Contract. No Newbuilding Contract contains any change of control provision that is triggered by the Transaction.

7.2.5
No Group Company is in material default under any Newbuilding Contract, and to the Seller’s best knowledge, no counterparty to any Newbuilding Contract is in material default under any Newbuilding Contract.

7.3	Vessels under option
7.3.1
Each vessel of the CMB.TECH Fleet marked with two asterisks (**) in Schedule (C) is a vessel under option, subject to the terms and conditions of the respective option agreement (each an “Option Agreement”).

7.3.2	The respective Option Agreements constitute valid, binding and enforceable obligations of the parties thereto in accordance with their terms.
7.3.3	No Group Company is in material default under any Option Agreement, and to the Seller’s best knowledge, no counterparty to any Option Agreement is in material default under such Option Agreement.
7.3.4
No amendments or additions to the option agreements have been agreed and no rights under the Option Agreements have been waived by any party thereto. No Group Company has received a written notice of claim or termination under an Option Agreement. No Option Agreement contains any change of control provision that is triggered by the Transaction.

8	Real estate
8.1	General
8.1.1
The Data Room contains information identifying all material real estate owned by the Group Companies (the “Owned Property"). The Data Room contains copies of all documents evidencing title of the Group Companies to all Owned Property.

8.1.2
The Data Room contains information identifying all material real estate leased by the Group Companies as lessee (the “Leased Property” and, together with the Owned Property, the “Property”). The Data Room contains copies of all lease agreements relating to all Leased Properties.

8.1.3	The Group Companies do not own, use or lease any material real estate other than the Property. The Group Companies do not lease out or sublet any Property, nor have they agreed to do so.
8.1.4	The Property comprises all material real estate necessary for the Group Companies to carry on their business in the manner in which it is currently conducted.
8.1.5	Subject to ordinary wear and tear, the Property is in good condition and fit for the purpose for which it is currently used.
8.2	Owned real estate
8.2.1	Each Owned Property is legally and beneficially owned by a Group Company.
8.2.2	The Owned Property is free from Encumbrances.
8.2.3
The construction, use and occupation of the Owned Property is in all material respects compliant with applicable zoning requirements, urban development regulations and building regulations and the relevant Permits.

8.3	Leased real estate
8.3.1
For each Leased Property, the Group Companies have entered into a valid, binding and enforceable lease agreement on customary and at arm’s length terms. All such lease agreements have been registered in accordance with applicable Law.

8.3.2
All real estate leases entered into by a Group Company are in force and no written notices of any breach of material covenants, obligations, conditions or agreements contained in the relevant lease agreement have been received by any Group Company.

8.3.3	The rents due under all real estate leases entered into by the Group Companies have been paid to date and are reflected as a liability or reserved in the Reference Accounts.
8.3.4	Each lessor of Leased Property has fulfilled all of its material obligations pursuant to the relevant lease agreements and applicable Law (including the maintenance of bank guarantees).

9	Environmental matters
9.1
Each Group Company has at all times acted in all material respects in compliance with applicable Laws concerning the environment, the protection of human health, the conditions of the workplace or the generation, transportation, storage, treatment or disposal of hazardous substances.

9.2
To the Seller’s best knowledge, no pollution is present in any of the soil, subsoil, (surface or ground) water of the Property requiring any clean-up works and/or other material remedial measures pursuant to applicable Laws.

9.3
To the Seller’s best knowledge, no Property is used for the handling, processing, storage or disposal of hazardous substances or other waste. The Group Companies have not (i) disposed of, arranged for the disposal of, any hazardous substances or other waste or (ii) drained any wastewater or pumped any (surface or ground) water.

9.4
There are no claims, investigations, administrative enforcement actions, or proceedings, pending or, to the Seller’s best knowledge, threatened, against any Group Company with respect to any breach or liability or alleged breach or liability under any environmental Law, and to the Seller’s best knowledge there are no circumstances likely to give rise to any such claim, investigation or administrative enforcement action or proceedings.

10	Permits
10.1
The Group Companies have all material administrative authorizations, approvals, orders, licenses, permits and consents necessary to engage in their activities and conduct their business as conducted in a manner consistent with past practice or as proposed to be conducted pursuant to the CMB.TECH business plan, except that no Group Company has obtained any authorizations, approvals, orders, licenses, permits or consents in respect of PV2Fuel (the “Permits”).

10.2	Each of the Permits is valid and in full force and effect, and no Group Company has received any written notice withdrawing or threatening to withdraw any Permits.
10.3
None of the Permits nor any of the conditions to which any of the Permits is subject requires the fulfilment of any actions or formalities in connection with the entering into of the Agreement or the fulfilment of any of the obligations thereunder.

11	Intellectual Property rights
11.1
The Group Companies either have the legal and beneficial ownership of, or the right to use, all Intellectual Property Rights necessary for the business of the Group as currently conducted (the “Group Intellectual Property Rights”).

11.2
Each of the Group Intellectual Property Rights is currently valid, enforceable and subsisting and not subject to any Encumbrance. All necessary documents and certificates in connection with such Group Intellectual Property Rights have been filed with the relevant Governmental Entities in any relevant jurisdiction in accordance with applicable Law.

11.3
To the Seller’s best knowledge, no Group Company is infringing, making unauthorized use of or misappropriating any third-party Intellectual Property Rights and in the past two years, no Group Company has received any written claim regarding such infringement, unauthorized use or misappropriation. To the Seller’s best knowledge, no person is infringing, making unauthorized use of or misappropriating any Group Intellectual Property Rights and in the past two years, no Group Company has issued any written claim regarding such infringement, unauthorized use or misappropriation.

11.4
No Group Intellectual Property Right is subject to any litigation or order that restricts the use, transfer or licensing thereof by the Group Companies or affects the validity, use, enforceability or subsistence of such Group Intellectual Property Right.

11.5
In each case in which any person other than a Group Company has created any Intellectual Property Right that is related to the business of the Group as proposed to be conducted pursuant to the CMB.TECH business plan, the Group Companies have (i) the legal and beneficial ownership of, or the right to use, all Intellectual Property Rights needed to conduct the proposed business, or (ii) have at least obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to all such Intellectual Property Right to a Group Company.

11.6
Each of the licenses of Group Intellectual Property Rights licensed by a Group Company as licensee or as licensor are binding, valid and enforceable. No Group Company has received a written notice of termination of any such license.

11.7
The Sellers and the Group Companies have taken all reasonable precautions to protect the rights of the Group Companies in and to confidential and/or proprietary information, know-how and trade secrets of the business of the Group Companies. Without limiting the foregoing, the Group Companies have instituted policies requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements.

12	Information Technology
12.1	The Group Companies either have the legal and beneficial ownership of, or the right to use, all IT Systems necessary for the business of the Group as currently conducted (the “Group IT Systems”).
12.2
Each of the licenses of Group IT Systems licensed by a Group Company as licensee or as licensor are binding, valid and enforceable. No Group Company has received a written notice of termination of any such license.

12.3
The Group IT Systems are (i) in satisfactory working order and (ii) subject to appropriate security, protection from data breaches, back-ups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of error, breakdown, failure, or security breach occurring.

12.4
In the past two years, the Group IT Systems did not suffer any material error, breakdown, failure, or security breach that has caused material disruption or damage to the operations or the business of the Group Companies.

13	Data Protection
13.1	The Group Companies maintain best practices regarding data security, employee and customer privacy, data transfer and the use of personal data that are commercially reasonable.
13.2
In the past two years, there have been no material (i) losses or thefts of data or security breaches relating to personal data used or stored by the Group Companies, (ii) occurrences of unauthorized access or use of any personal data, nor (iii) improper disclosures of any personally identifiable information in the possession, custody or control of the Group Companies.

13.3	In the past two years, no Group Company has received any written notice from any Governmental Authority regarding a breach by a Group Company of any applicable data protection or privacy Law.
14	Material Agreements
14.1	All Material Agreements have been made available in the Data Room.
14.2	All Material Agreements are in full force and effect, binding on the relevant Group Company and the other parties thereto.
14.3	No Group Company is in default under any Material Agreement, and to the Seller’s best knowledge, no counterparty to any Material Agreement is in default under any Material Agreement.
14.4	No Group Company has received a written notice of claim or termination under a Material Agreement.
14.5	No Group Company is bound by any agreement, arrangement or obligation which is not at arm’s length terms, or restricts its freedom to carry on its business as it sees fit.
14.6	No Group Company is or has agreed to become a member of any joint venture, consortium, partnership or other unincorporated association, other than pursuant to the Joint Venture Agreements.

15	Employment matters
15.1
To the Seller’s best knowledge, each Group Company has in all material respects complied with applicable labour, social security and health and safety Laws, including any applicable collective bargaining agreement.

15.2
All amounts due by any Group Company to or in respect of any employee or former employee (including commissions, bonus payments, overtime pay, severance payments, insurances, holiday allowances, or other benefits) have been duly and timely paid or discharged.

15.3
None of the Group Companies have any retirement, profit sharing, growth sharing, company savings plans, retirement bonus, stock purchase or stock option plans, or any other similar agreement for the benefit of their respective employees, other than compulsory requirements resulting from applicable Laws or collective bargaining agreements.

15.4
In the past two years, no Group Company has been subject to any audit by any Governmental Authority in respect of any employment, social security or wage tax matters. No such audit is currently in progress and no Group Company has been informed in writing by a Governmental Authority that it intends to conduct such an audit.

15.5	There is no pending labour litigation involving a Group Company with any of its employees or former employees.
15.6	The Data Room contains copies of any collective bargaining agreements concluded at the level of a Group Company.
15.7
No Group Company is affected by, or has during the past two years been affected by, any collective labour dispute, strike, lockout or other industrial action. To the Seller’s best knowledge, no collective labour disputes, strikes, lockouts or other industrial actions by the employees are threatened against or involving any Group Company.

15.8	In the past two years, no Group Company has initiated any collective dismissal or closure of undertaking.
16	Pensions and benefits
16.1
Other than as disclosed in the Data Room (the “Pension Arrangements”), the Group has not set up any arrangements for its employees relating to pension, pre-pension, voluntary early retirement and other benefits following retirement, death, sickness, termination of employment, disability or accident. There are no obligations or liabilities for any Group Company relating to such benefits that are not apparent from the Pension Arrangements.

16.2
All premiums or other liabilities with regard to any of the Pension Arrangements that are due on or before the Closing Date or relate to the period prior to the Closing Date have been fully paid or are covered by adequate provisions in the Reference Accounts.

16.3
Each employee of a Group Company who is or was legally entitled to participate in any Pension Arrangement has been invited to participate from the date on which he or she became entitled to do so or has waived his or her right to do so.

16.4	All Pension Arrangements are and are operated in compliance with all Laws, including non-discrimination principles.

17	Taxes
17.1	All Taxes for which the Group Companies have been assessed and which have become due with regard to the period up to the Closing Date have been paid.
17.2
Each of the Group Companies has timely (including extensions of filing periods) filed or caused to be filed all necessary Tax returns and maintained all records required to be maintained for Tax purposes.

17.3	Each Group Company has made all payments of estimated Taxes sufficient to avoid any understatement penalties or has made due and sufficient provisions for such understatement penalties.
17.4
No Group Company is in dispute with any Tax authority regarding the Tax position of the Group Companies, nor are there to the Seller’s best knowledge any Tax audits or investigations presently being conducted by any Tax authority regarding the Tax position of the Group Companies. No Group Company is, or has been, over the last two years involved in or subject to any Tax audits, investigations, disputes, litigations or similar proceedings and, to the Seller’s best knowledge, no such Tax audit, investigation, dispute, litigation or similar proceeding with respect to any of the Group Companies is pending or threatened.

17.5
No Group Company has concluded any agreement, ruling, compromise or other special arrangement with any Tax authority, which, to the Seller’s best knowledge, may negatively affect its position with respect to Taxes. If any Tax rulings were obtained by the Group which are or were in effect in the current and/or previous financial year, such Tax rulings have been disclosed in the Data Room.

17.6
Each Group Company is resident only in the jurisdiction in which it is incorporated for Tax purposes and does not have a permanent establishment or other taxable presence in any jurisdiction other than the jurisdiction in which it is resident for Tax purposes.

17.7	Each Group Company has withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or any other third party.
17.8	The Group Companies have not concluded any arrangement or performed any activity other than on arm’s length terms.
18	Insurance
18.1
The Group Companies have taken out insurance policies that provide the insurance coverage that is mandatory for the Group Companies pursuant to applicable Law and/or any contractual obligations assumed by any Group Company, and additionally cover the risks normally insured against in such amounts as are customarily insured for by companies carrying out the kind of business in which the Group Companies are engaged.

18.2
All premiums due and payable on the material insurance policies taken out by the Group Companies have been paid. No insurance company has given notice to a Group Company of its intention to terminate, suspend, cancel or materially reduce the coverage under any of the material insurance policies taken out by the Group Companies.

18.3	There is no material claim outstanding or pending under any insurance policy taken out by the Group Companies.

19	Litigation
No material action, suit, (counter)claim, proceeding, investigation or enquiry, nor any order, decree, decision or judgment at law or in equity or by or before any Governmental Authority is pending against any Group Company, or to the Seller’s best knowledge, threatened against any Group Company.
20	Subsidies
20.1
To the Seller’s best knowledge, the Group Companies have complied with the terms and conditions imposed upon them in connection with any grants, subsidies and/or any other type of financial assistance granted to any Group Company by any Governmental Authority (the “Subsidies”).

20.2
No Group Company has done or agreed to do anything or omitted to do anything, nor are there to the Seller’s best knowledge any facts or circumstances, which might result in any Subsidy being or becoming liable to be repaid in whole or in part.

21	Public procurement
21.1
To the Seller’s best knowledge, the Group Companies have complied with the terms and conditions imposed upon them under all public procurement contracts entered into by any Group Company (the “Public Contracts”).

21.2	To the Seller’s best knowledge, there are no actual or threatened challenges against the award decision for any of the Public Contracts.
22	Anti-trust, unfair competition and trade Laws
22.1
No Group Company contravenes in all respects any anti-trust, merger control, fair trading, consumer information and protection or any similar Laws in any jurisdiction (including but not limited to Article 101 of the Treaty on the Functioning of the European Union prohibiting anti-competitive agreements, and equivalent provisions in the laws of the member states of the European Union) where such Group Company conducts its business.

22.2
Each Group Company has at all times conducted its business in all respects in accordance with all trade controls, import/export, customs and sanction Laws (including any Laws imposing economic sanctions such as trade barriers and restrictions and any anti-boycott and embargo Laws).

22.3	Neither the Seller, nor any of the Group Companies is a Sanctioned Party. None of the Vessels have in the past two years been employed in any Sanctioned Activity.
23	Compliance with Laws
To the Seller’s best knowledge, each Group Company has been set-up and is conducting, and has conducted, its business in all material respects in compliance with all applicable Laws (including anti-bribery and money laundering Laws) and all judicial decisions, arbitration awards or decisions of any Governmental Entity to which they may be subject.
24	Information
24.1
The Data Room has been compiled in good faith and the Seller has in good faith provided answers to the questions asked by the Purchaser and its representatives in the Data Room. The Seller did not intentionally withhold any information which is likely to have a material impact on the decision of a reasonable purchaser and its representatives on whether or not to proceed with the Transaction.

24.2	All information supplied to the Purchaser (whether through the Data Room or otherwise) is true, accurate and not misleading.

Schedule 17.2 – Notices
Any notice in connection with this Agreement must be in writing in English and shall be validly given with respect to each Party if:
−	delivered by hand (with written confirmation of delivery) to the addresses and attention of the persons listed hereinafter;
−
sent by e-mail (with confirmation received by registered mail or an internationally recognized courier company within three Business Days thereafter) to the e-mail addresses and postal addresses set out hereinafter; or

−	sent by registered mail or an internationally recognized courier company to the addresses set out hereinafter;
or to such other addressee, e-mail address or postal address as a Party may notify to the other Party in accordance with this Schedule 17.2.
If to CMB:	Attn.:	Board of Directors
	Address:	De Gerlachekaai 20, 2000 Antwerp, Belgium
E-mail:

If to Euronav:	Attn.:	Supervisory Board
	Address:	De Gerlachekaai 20, 2000 Antwerp, Belgium
E-mail:

Any notice shall be effective upon receipt and shall be deemed to have been received:
−	at the time of delivery, if delivered by hand or a courier company;
−
on the next Business Day if sent by e-mail (provided, however, that if no confirmation is received within three Business Days, the notice shall be deemed to have been received on the date when such confirmation is actually received);

−	on the first Business Day following the date of posting if sent by registered mail, provided that both the sender and the addressee reside or have their registered office in Belgium; or
−	on the third Business Day following the date of posting if sent by registered mail where either the sender or the addressee does not reside or have its registered office in Belgium.

EXHIBIT 99.2

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

EURONAV TO ACQUIRE CMB.TECH
AS PART OF ITS NEW STRATEGY

ANTWERP, Belgium, 22 December 2023 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) and CMB NV (“CMB”), its controlling shareholder, announced today that they entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH NV (“CMB.TECH”) (the “Transaction”) for a purchase price of USD 1.150 billion in cash.

CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry. The value creation of the new strategy is driven by CMB.TECH’s “future-proof” (or low carbon emitting) fleet of 106 low-carbon vessels, of which 46 are under construction.

The Transaction fits into the Company’s renewed strategy of diversification, decarbonization and accelerated optimization of the Company’s current crude oil tanker fleet. The parties believe that the Transaction will lead to the creation of the leading, future proof shipping platform, with the Company becoming the reference in sustainable shipping. CMB and Euronav believe that the addition of CMB.TECH to Euronav’s business will enable a flywheel strategy – positioning the group to tap into each step of the energy transition towards low carbon shipping, with a clear vision on value creation for its shareholders. Euronav’s older tanker tonnage provides excellent opportunities to recycle capital over time into more future-proof, attractive and diversified end-markets and contract types. In addition, Euronav’s current customer portfolio is located at the centre of the energy transition and looking for low-carbon tanker shipping services.

The Transaction falls within the scope of the related parties transactions procedure under Belgian law (Article 7:116 of the BCCA). It has been approved by the Euronav Supervisory Board on the advice of the Committee of independent directors, which appointed Degroof Petercam Corporate Finance as independent financial expert to provide a fairness opinion on the valuation of the Transaction. More information can be found in the announcement of Euronav attached to this press release. The fairness opinion provided by the independent financial expert and the advice of the Committee of independent directors are made available on the Company’s website.

Alexander Saverys, Euronav’s and CMB’s CEO, stated: “After having reached an agreement with Famatown Finance Limited and Frontline plc on the strategic and structural deadlock for Euronav, we are pleased to announce another significant milestone for Euronav with the acquisition of CMB.TECH. This will allow the Company to rapidly and meaningfully execute its diversification and decarbonization strategy.”

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

CMB.TECH

CMB.TECH operates through four different divisions. The largest division of CMB.TECH is the marine division. It builds, owns, operates and designs a wide range of low and zero-carbon ships powered by dual-fuel diesel-hydrogen and diesel-ammonia and monofuel hydrogen engines: offshore wind support vessels, dry bulk vessels, container vessels, chemical tankers, and others (tugboats and ferries). The integration of the drivetrain, the storage and the bunkering of hydrogen and ammonia, is implemented with a diverse and experienced in-house engineering team in partnership with Original Equipment Manufacturers and shipyards.

CMB.TECH’s H2 infra division offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Within H2 infra, the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia. The H2 infra division acts as a flywheel for both the Marine and Industry division – supporting that the green hydrogen and green ammonia value chain is a distinct part of a financially sustainable solution for the energy transition. A particular focus on hydrogen and ammonia production and storage completes the entire value chain to deliver the clean fuels of the future.

CMB.TECH’s Industry division develops hydrogen powered heavy-duty industrial applications. The focus on hydrogen solutions is driven by a commitment to offering affordable, reliable and sustainable solutions that reduce emissions and lower the environmental footprint of CMB.TECH’s clients. The advanced technology allows the conversion of existing diesel engines into dual-fuel and monofuel engines, providing flexibility and cost-effectiveness. The engines include high-speed options for smaller-scale applications, as well as medium-speed and slow-speed engines for marine and heavy-duty applications.

CMB.TECH has a strong track record with successful commercial projects throughout its various divisions with global best in class customers, and in addition also collaborates with a wide range of original equipment manufacturers on the development of its engines and applications.

Transaction details

On 22 December 2023, the Company entered into a share purchase agreement with CMB to acquire 100% of the shares in CMB.TECH, for a total purchase price of USD 1.150 billion in cash.

The purchase price will be financed from the cash proceeds of the sale of part of the VLCC fleet to Frontline (which was announced on 9 October 2023). The transaction includes USD 2.496 billion roll-over debt (bank, leasing and shipyard liabilities). This includes both net existing financial debt of USD 510 million and total nominal outstanding capital commitments of USD 1.986 billion. Of those outstanding capital commitments that will be paid over the coming 3 years, USD 1.625 billion has been secured and will be rolled over. The remaining unfunded capital commitment of USD 361 million will come from Euronav’s own cash.

The Transaction is also subject to important conditions, including approval by a special general meeting of Euronav’s shareholders in accordance with Article 7:152 BBCA (the “SGM”) and customary waivers of change of control provisions in view of the rollover of certain contracts. The Company and CMB expect to close the Transaction in February 2024.

Further information on CMB.TECH and the Transaction will be included in an information note to Euronav shareholders to be prepared in the context of the abovementioned special general meeting of Euronav.

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

Capital Markets Day

Euronav invites investors, analysts and representatives from banks and financial media to its Capital Markets Day on 12 January 2024 from 10h00 till 13h00, on site at the Euronav HQ or via live web cast. Euronav’s CEO Alexander Saverys together with members of the Management Board will host the event. During this event, Euronav’s management will provide more information on the planned acquisition of CMB.TECH, and on its renewed strategy to create the reference platform in sustainable shipping. Registration link and agenda will be published on the website.

Mandatory takeover offer update

On 27 November 2023, the FSMA has publicly announced the receipt of the file relating to a mandatory takeover offer by CMB on all outstanding Euronav shares (“the Offer”) following the completion of CMB’s acquisition of Euronav shares from Frontline plc/Famatown Finance Limited.

The Offer price amounts to USD 18.43 per share. Following the payment of a gross dividend of USD 0.57 per share on 20 December 2023, the Offer price has been reduced by the gross amount of such dividend, resulting in an amount of USD 17.86 per Share. The bid price will be further reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by Euronav to its shareholders with an ex-dividend date prior to the settlement date of the Offer. The Offer price will be paid in cash. The Offer carries no acceptance threshold

CMB intends to maintain Euronav’s listing on Euronext Brussels and the New York Stock Exchange, and therefore has no intention to launch a squeeze-out bid following the closing of the Offer.

Future Company name

Given the Company’s strong focus on decarbonization following implementation of its new strategy and the Transaction, Euronav intends to propose to its shareholders to change its corporate name to CMB.TECH following completion of the Transaction and the Offer. It envisages keep the “Euronav” name as the brand name for its tanker division.

Indicative timetable

22 December 2023           Announcement proposed Transaction
 Signature of CMB.TECH share purchase agreement

January 2024	Convening of special general meeting (SGM) to approve the Transaction pursuant to Art. 7:152 BCCA

12 January 2024	Capital Markets Day

February 2024	SGM

February 2024	Closing of the Transaction

February 2024	Targeted approval date of MTO Prospectus / CMB launches mandatory offer (MTO) for Euronav

March 2024 Targeted close of acceptance period for MTO

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PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

Contact Euronav:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359 Email: communications@euronav.com

Contact CMB:
Head of Marketing & Communications – Katrien Hennin Tel: +32 499393470 Email: katrien.hennin@cmb.be

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 31 VLCCs (with a further three under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

About CMB NV
CMB (Compagnie Maritime Belge) is a diversified shipping and cleantech group based in Antwerp, Belgium. CMB owns and operates 150 vessels in dry bulk (Bocimar), containers (Delphis), chemicals (Bochem) and offshore wind (Windcat). CMB is also active in cleantech (CMB.TECH) and real estate (MCA Facilities, Maritime Campus Antwerp). CMB has offices in Japan, Namibia, Singapore, China, Germany, UK and The Netherlands.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the Transaction may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer, the possibility of business disruptions due to Transaction-related uncertainty and the response of business partners to the announcement, including customers, the risk that stockholder litigation in connection with the Transaction may result in significant costs of defence, indemnification and liability, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

Disclaimer

This announcement does not constitute a formal notification of a public takeover bid within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. Full details of the Offer will be included in CMB’s prospectus to be approved by the Belgian Financial Services and Markets Authority.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require CMB or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Important information for U.S. investors about the proposed transaction

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any ordinary shares or other securities. If and at the time a tender offer is commenced, CMB has advised us that it intends to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, which will be mailed to Euronav’s shareholders and Euronav will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by CMB and Euronav, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

ANNOUNCEMENT Announcement in application of Article 7:116, §4/1 BCCA 22 December 2023 – 22:00 CET

ANTWERP, Belgium, 22 December 2023 – The Supervisory Board of Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) approved the entry into by the Company of a share purchase agreement (the “SPA”) in relation to the acquisition by the Company of 100% of the shares in CMB.TECH NV (“CMB.TECH”) from CMB NV (“CMB”) (the “Transaction”).

CMB, the counterparty to the Transaction, owns 49.05% of the shares in the Company (representing 53.37% of the voting rights). The Company holds 8.09% of its shares in treasury. Therefore, CMB is the controlling shareholder of the Company and a related party of the Company within the meaning of IAS 24. Consequently, the Transaction is subject to the procedure provided for in Article 7:116 BCCA, which applies to any decision or transaction made in execution of a decision of the Supervisory Board of a listed company relating to a related party.

CMB.TECH is a diversified cleantech maritime group that builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry.

The total purchase price for the Transaction amounts to USD 1.150 billion in cash. The purchase price is based on the low point of the valuation range that the seller had proposed to the Company in respect of their valuation of CMB.TECH. Following discussions between CMB and Euronav, the following valuation methodologies have been agreed upon in order to come to the final purchase price in respect of CMB.TECH:
- A fair market valuation of the marine division based on average broker valuations of the vessels; and
- A discounted cash flow valuation of the industry and infrastructure divisions based upon the Company’s business plan for these divisions.
This results in an enterprise value of CMB.TECH of USD 3.649 billion. The projected net debt of CMB.TECH as at year-end 2023 corresponds to approximately USD 2.500 billion. This includes both net financial debt and total nominal capital commitments.

Completion of the Transaction is subject to (i) approval by a special general meeting (SGM) of Euronav’s shareholders in accordance with Article 7:152 BCCA, and (ii) the relevant counter parties to material agreements containing a change of control provision that is triggered by the Transaction having waived their respective rights under such change of control provisions.

In order to ensure that a potential agency problem would not affect the Company’s interests, the Company is planning to take out, prior to closing of the Transaction, W&I insurance to cover most of the warranties provided by the seller under the SPA. The insurance premium will be borne by CMB.

While Euronav was previously exclusively focused on the crude oil tanker business, it will effectively diversify its operations. As CMB will remain active in dry-bulk carriers, chemical tankers and container vessels, it might thus compete with Euronav. In order to preserve the interests of Euronav in this regard, CMB has undertaken that certain commercial opportunities be offered first to Euronav. Euronav will benefit from a priority right to any potential charters for a term exceeding three months for which both vessels owned by Euronav/CMB.TECH and vessels owned by CMB compete.

During its meeting of 22 December 2023, the Supervisory Board approved entering into the SPA. A Committee of three independent members of Euronav’s Supervisory Board has reviewed the terms and conditions of the SPA in accordance with the provisions of Article 7:116 BCCA and has issued a written reasoned advice to the Supervisory Board. In its advice, the Committee stated that is of the view that the Transaction is not manifestly unlawful in nature and that it is unlikely that the Transaction would result in disadvantages to the Company that are not outweighed by benefits to the Company. The Committee therefore advised favourably on the Transaction.

The assessment carried out by Euronav’s statutory auditor in accordance with Article 7:116 BCCA provides as follows: Based on our assessment, nothing has come to our attention that makes us to believe that the financial and accounting data referred to in the opinion of the committee of independent members of the supervisory board dated 22 December 2023 or in the minutes of supervisory board dated 22 December 2023, motivating the proposed transaction, are not consistent in all material respects with the information available to us in the context of our assignment.

The Committee has been assisted by Degroof Petercam Corporate Finance NV/SA as independent financial advisor (who has issued a fairness opinion on the valuation) and by Linklaters LLP as legal advisor.

The full advice from the Committee of independent members of Euronav’s Supervisory Board and the fairness opinion from the independent financial advisor can be consulted on the Company’s website.